Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

dated as of

May 24, 2006

by and among

CHASE ACQUISITION I, INC.,

CHASE MERGER SUB, INC.,

RBS GLOBAL, INC.

and

TC GROUP, L.L.C.

3.29	Invensys and Falk Indemnities	37
3.30	No Additional Representation or Warranties	37

ARTICLE IV. REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB		37

4.1	Corporate Organization	37
4.2	Due Authorization	38
4.3	No Conflict	38
4.4	Litigation and Proceedings	39
4.5	Governmental Authorities; Consents	39
4.6	Financial Ability	39
4.7	Brokers’ Fees	40
4.8	No Outside Reliance	40
4.9	Acquisition of Interests for Investment	40

ARTICLE V. COVENANTS OF THE COMPANY		41

5.1	Conduct of Business	41
5.2	Inspection; Cooperation	43
5.3	HSR Act and Foreign Antitrust Approvals	45
5.4	No Solicitations	45
5.5	Stockholder Approval	45
5.6	Payoff Letter	45
5.7	Options	46
5.8	Labor Organizations	46
5.9	Termination of Affiliate Agreements	46
5.10	Capital Expenditures	46
5.11	Section 280G	47

ARTICLE VI. COVENANTS OF ACQUIROR		47

6.1	HSR Act and Foreign Antitrust Approvals	47
6.2	Indemnification and Insurance	48
6.3	Employment Matters	49
6.4	Financing	50

ARTICLE VII. JOINT COVENANTS		51

7.1	Confidentiality	51
7.2	Support of Transaction	51
7.3	Reasonable Best Efforts	52
7.4	Advise of Changes	52
7.5	Debt Tender	52

ARTICLE VIII. CLOSING		53

ii

8.1	Filing of Certificate of Merger	53
8.2	Closing	54

ARTICLE IX. CONDITIONS TO OBLIGATIONS		54

9.1	Conditions to Obligations of Acquiror, Merger Sub and the Company	54
9.2	Conditions to Obligations of Acquiror and Merger Sub	54
9.3	Conditions to the Obligations of the Company	55

ARTICLE X. TERMINATION/EFFECTIVENESS		56

10.1	Termination	56
10.2	Effect of Termination	57

ARTICLE XI. HOLDER REPRESENTATIVE		57

11.1	Acknowledgement	57
11.2	Designation and Replacement of Holder Representative	58
11.3	Authority and Rights of the Holder Representative; Limitations on Liability	58
11.4	Representations and Warranties	59

ARTICLE XII. MISCELLANEOUS		59

12.1	Nonsurvival of Representations and Warranties	59
12.2	Waiver	60
12.3	Notices	60
12.4	Assignment	61
12.5	Rights of Third Parties	61
12.6	Expenses	62
12.7	Governing Law	62
12.8	Captions; Counterparts	62
12.9	Schedules and Annexes	63
12.10	Construction	63
12.11	Entire Agreement	64
12.12	Amendments	64
12.13	Publicity	64
12.14	Severability	64
12.15	Jurisdiction; Waiver of Jury Trial	64
12.16	Withholding	65

iii

Schedules

Schedule 1.1	Permitted Liens

Schedule 1.1(b)	Knowledge

Schedule 2.1(d)	Rollover Shares and Options

Schedule 3.2	Subsidiaries of the Company

Schedule 3.4	Exceptions to No Conflict Representation

Schedule 3.5	Governmental Authorities; Consents

Schedule 3.6	Capitalization of the Company

Schedule 3.7	Ownership Interests

Schedule 3.8	Financial Statements

Schedule 3.9	Liabilities

Schedule 3.10	Litigation and Proceedings

Schedule 3.11	Legal Compliance

Schedule 3.12	Contracts

Schedule 3.13	Employee Benefits

Schedule 3.14	Labor Relations

Schedule 3.15	Taxes

Schedule 3.16	Brokers’ Fee

Schedule 3.17	Insurance

Schedule 3.18	Licenses, Permits, and Authorizations

Schedule 3.19	Machinery, Equipment, and Other Property

Schedule 3.20	Real Property

Schedule 3.21	Intellectual Property

Schedule 3.22	Environmental Matters

Schedule 3.24	Absence of Certain Changes

Schedule 3.25	Related Party Transactions

Schedule 3.26	Customers; Suppliers

Schedule 3.27	Product Recalls

Schedule 4.3	No Conflict Representation

Schedule 4.5	Governmental Authorities; Consents

Schedule 4.7	Brokers’ Fees

Schedule 5.1	Conduct of Business

Schedule 5.9	Affiliate Agreements

Schedule 5.10	Capital Expenditures

Schedule 7.5	Terms of Debt Tender Offer

Annexes

Annex A – Certificate of Merger

Annex B – Holder Acknowledgement

Annex C – Escrow Agreement

Annex D – Debt Commitment Letter

Annex E – Equity Commitment Letter

Annex F – Rollover Agreement

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated as of May 24, 2006, is entered into by and among CHASE ACQUISITION I, INC., a Delaware corporation (“Acquiror”), CHASE MERGER SUB, INC., a Delaware corporation and a wholly-owned subsidiary of Acquiror (“Merger Sub”), RBS GLOBAL, INC., a Delaware corporation (the “Company”), and TC GROUP, L.L.C., a Delaware limited liability company (“TC Group”), solely in its capacity as the initial Holder Representative hereunder.

PLAN OF MERGER

A.            Acquiror, Merger Sub and the Company (Merger Sub and the Company sometimes being referred to herein as the “Constituent Corporations”) are hereby adopting a plan of merger, providing for the merger of Merger Sub with and into the Company, with the Company being the surviving corporation.  This merger (the “Merger”) shall be consummated in accordance with this Agreement and evidenced by a Certificate of Merger between Merger Sub and the Company in substantially the form of Annex A hereto (the “Certificate of Merger”), such Merger to be consummated as of the Effective Time of the Merger (as defined below).

B.            Upon consummation of the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as the surviving corporation in the Merger (hereinafter referred to for the periods on and after the Effective Time of the Merger as the “Surviving Corporation”), shall continue its corporate existence under the Delaware General Corporation Law (the “DGCL”) as a wholly-owned subsidiary of Acquiror.

C.            On and after the Effective Time of the Merger, the Surviving Corporation shall thereupon and thereafter possess all of the rights, privileges, powers and franchises, of a public as well as a private nature, of the Constituent Corporations, and shall become subject to all the restrictions, disabilities and duties of each of the Constituent Corporations; and all rights, privileges, powers and franchises of each Constituent Corporation, and all property, real, personal and mixed, and all debts due to each such Constituent Corporation, on whatever account, and all choses in action belonging to each such corporation, shall become vested in the Surviving Corporation; and all property, rights, privileges, powers and franchises, and all and every other interest shall become thereafter the property of the Surviving Corporation as they are of the Constituent Corporations; and the title to any real property vested by deed or otherwise or any other interest in real estate vested by any instrument or otherwise in either of such Constituent Corporations shall not revert or become in any way impaired by reason of the Merger; but all Liens upon any property of either Constituent Corporation shall thereafter attach to the Surviving Corporation and shall be enforceable against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it; all of the foregoing in accordance with the applicable provisions of the DGCL.

D.            At the Effective Time of the Merger, the Certificate of Incorporation and Bylaws of the Surviving Corporation shall be the Certificate of Incorporation and Bylaws of the Merger Sub as in effect immediately prior to the Effective Time of the Merger, until thereafter amended as provided therein and under the DGCL, and the officers of the Surviving Corporation shall be the officers of the Company immediately prior to the Effective Time of the Merger, and the directors of the Surviving Corporation shall be the directors of the Merger Sub immediately prior to the Effective Time of the Merger.  Each of the directors of the Company immediately prior to the Effective Time of the Merger shall tender their written resignation (in a form reasonably acceptable to Acquiror), effective as of the Closing Date.

E.             On the date hereof, Acquiror and Cypress Industrial Holdings, LLC and Cypress Holdings, LLC (together, the “Rollover Stockholders”) are entering into an agreement in the form attached as Annex F (the “Rollover Agreement”), pursuant to which the Rollover Stockholders will, immediately prior to the Effective Time of the Merger, contribute to a parent company of Acquiror (“Acquiror Parent”) certain shares of Common Stock held by the Rollover Stockholders in exchange for the issuance by Acquiror Parent to such Rollover Stockholders of shares of the capital stock of Acquiror Parent, and Parent will thereafter and immediately prior to the Effective Time of the Merger contribute such shares of Common Stock to Acquiror.

F.             On the date hereof, each of the Board of Directors of the Company and the holders of Common Stock who hold, in the aggregate, a number of shares of Common Stock entitled to cast votes in excess of that number of votes necessary for the adoption and approval of this Agreement and the transactions contemplated hereby by the stockholders of the Company, have approved and adopted this Agreement, the other Transactions Documents and the transactions contemplated hereby and thereby.

G.            For certain limited purposes, and subject to the terms set forth herein, TC Group shall serve as a representative of the holders of Common Stock and Vested Options.

H.            Certain capitalized terms used herein have the meanings ascribed to such terms in Article I hereof.

AGREEMENT

In order to consummate the Merger, and in consideration of the mutual agreements hereinafter contained, Acquiror, Merger Sub, the Company and TC Group agree as follows:

ARTICLE I.
CERTAIN DEFINITIONS

As used herein, the following terms shall have the following meanings:

“Acquiror” has the meaning specified in the Preamble hereto.

“Acquiror Cure Period” has the meaning specified in Section 10.1(c).

“Acquiror Parent Options” has the meaning specified in Section 2.1(a).

“Acquiror Parent” has the meaning specified in Section entitled “Plan of Merger”.

“Acquisition Agreements” has the meaning specified in Section 3.29.

“Action” means any claim, action, suit, audit, assessment, arbitration or inquiry, or any proceeding or investigation, by or before any Governmental Authority.

“Adjustment Amount” has the meaning specified in Section 2.5(c).

“Affiliate” means, with respect to any specified Person, any Person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person, through one or more intermediaries or otherwise.  For purposes of this definition, “control” shall mean, when used with respect to any Person, the power to direct the management and policies of such Person, directly or indirectly, through the ownership of voting securities, by contract or otherwise.

“Agent” has the meaning specified in Section 5.6.

“Aggregate Fully-Diluted Common Shares” has the meaning specified in Section 2.1(d).

“Aggregate Option Exercise Price” has the meaning specified in Section 2.1(d).

“Agreement” has the meaning specified in the preamble hereto.

“Alternative Financing” shall have the meaning specified in Section 6.4.

“Ancillary Agreements” has the meaning specified in Section 5.6.

“Antitrust Authorities” means the Antitrust Division of the United States Department of Justice, the United States Federal Trade Commission or the antitrust or competition law authorities of any other jurisdiction (whether United States, foreign or multinational).

“Apollo” has the meaning specified in Section 4.6.

“Apollo Investors” has the meaning specified in Section 12.13.

“Audited Financial Statements” has the meaning specified in Section 3.8.

“Auditor” has the meaning specified in Section 2.5(b).

“Business Day” means a day other than a Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by law to close.

“Carlyle” means The Carlyle Group and its Affiliates.

“Cash and Cash Equivalents” of any Person as of any date means the cash and cash equivalents required to be reflected as cash and cash equivalents on a consolidated balance sheet of such Person and its Subsidiaries as of such date prepared in accordance with GAAP (it being understood that Cash and Cash Equivalents shall not be reduced by the amount of uncleared checks to the extent uncleared checks are treated as a current liability on the Closing Balance Sheet).

“Cash Per Fully-Diluted Common Share” has the meaning specified in Section 2.1(d).

“Certificate of Merger” has the meaning specified in the Section entitled “Plan of Merger.”

“Certificates” has the meaning specified in Section 2.2(b).

“Closing” has the meaning specified in Section 8.2.

“Closing Balance Sheet” has the meaning specified in Section 2.5(a).

“Closing Date” has the meaning specified in Section 8.2.

“Closing Date Cash” means the lesser of (i) the Cash and Cash Equivalents of the Company and its Subsidiaries as of the Closing Date (determined without giving effect to the consummation of the Merger or the financing transactions in connection therewith or the payments made pursuant to Section 7.5 (other than payment by the Company of expenses incurred in connection with the Debt Tender Offer pursuant to Section 12.6(e))), minus (A) the amount of Cash and Cash Equivalents of any Subsidiaries of the Company that are required by a Governmental Authority, applicable law, or any Contract to be retained in the Peoples Republic of China (excluding Hong Kong); and (B) 40% of all other Cash and Cash Equivalents of the Company and its Subsidiaries that are held by Subsidiaries of the Company organized under the laws of the Peoples Republic of China (excluding Hong Kong) and (ii) $6,000,000.

“Closing Date Funded Debt” has the meaning specified in Section 2.5(a).

“Closing Date Net Working Capital” has the meaning specified in Section 2.5(a).

“Code” means the Internal Revenue Code of 1986, as amended.

“Common Shares” has the meaning specified in Section 2.1(a).

“Common Stock” means the common stock, par value $.01 per share, of the Company.

“Company” has the meaning specified in the preamble hereto.

“Company Cure Period” has the meaning specified in Section 10.1(b).

“Company SEC Documents” has the meaning specified in Section 3.23.

“Confidential and Proprietary Information” means all information about or relating to the business of the Company, including all Intellectual Property Rights (other than information which is in the public domain (i) at the time of receipt thereof by the Company or (ii) at the time of its use or disclosure by the Company).

“Confidentiality Agreement” has the meaning specified in Section 12.11.

“Consent Solicitation” has the meaning specified in Section 7.5(e).

“Constituent Corporations” has the meaning specified in the Section entitled “Plan of Merger.”

“Contracts” means any, whether written or oral, contracts, agreements, subcontracts, leases, licenses, bonds, indentures, notes and purchase orders.

“Dalong Acquisition” means that certain transaction contemplated by that certain Equity Acquisition Agreement among Shanghai Electric (Group) Company, Shanghai Dalong Machinery Co., Ltd, Shanghai General Machinery (Group) Company (“Dalong”) and RBS China Holdings, L.L.C., dated December 16, 2005.

“Debt Financing” has the meaning specified in Section 4.6.

“Debt Financing Commitment” has the meaning specified in Section 4.6.

“Debt Tender Offer” has the meaning specified in Section 7.5(a).

“Debt Tender Premium” means the payments made to the holders of the Senior Subordinated Notes pursuant to the Debt Tender Offer in excess of the principal amount of the sum of the Senior Subordinated Notes held by such holders and the accrued interest thereon.

“Determination Date” has the meaning specified in Section 2.5(b).

“DGCL” has the meaning specified in the Section entitled “Plan of Merger.”

“Dissenting Common Shares” has the meaning specified in Section 2.1(a).

“Dissenting Stockholders” has the meaning specified in Section 2.1(a).

“Effective Time of the Merger” has the meaning specified in Section 2.3.

“Employee Options” has the meaning specified in Section 2.2(b).

“Employee Plans” has the meaning specified in Section 3.13(a)(i).

“Environmental Claim” means any claim, action, litigation, notice of violation, consent order, consent decree, or written notice by any Person alleging potential liability arising out of, based on or resulting from (a) the presence or Release of any Hazardous Materials in, on, from or under any of the Owned Real Property or Leased Real Property, any property formerly owned or occupied by the Company, or any third party location to which the Company sent, or caused to be sent, Hazardous Materials or (b) any violation or alleged violation of any Environmental Law.

“Environmental Laws” means all applicable civil and criminal foreign, U.S., federal, state or local laws, statutes, ordinances, common law, rules, or regulations relating to pollution or protection of the environment, human health and safety, and natural resources, including those relating to Releases of Hazardous Materials or otherwise relating to the use, treatment, storage, transport or handling of Hazardous Materials.

“Equity Financing” has the meaning specified in Section 4.6.

“Equity Financing Commitment” has the meaning specified in Section 4.6.

“ERISA” has the meaning specified in Section 3.13(a)(ii).

“Escrow Agent” has the meaning specified in Section 2.5(d).

“Escrow Agreement” has the meaning specified in Section 2.5(d).

“Escrow Amount” means $10,000,000.

“Escrow Percentage” means, with respect to any holder of Common Shares and/or Vested Options, a ratio (expressed as a percentage) equal to: (x) the sum of the number of Common Shares held by such holder as of immediately prior to the Effective Time of the Merger (excluding Rollover Shares, if any) and the number of Common Shares issuable upon exercise of any Vested Options (excluding Rollover Options, if any) held by such holder immediately prior to the Effective Time of the Merger divided by (y) the Aggregate Fully-Diluted Common Shares (excluding Rollover Shares, if any, and Common Shares issuable upon exercise of Rollover Options, if any).

“Estimated Adjustment Amount” has the meaning specified in Section 2.4(b).

“Estimated Closing Date Cash” has the meaning specified in Section 2.4(a).

“Estimated Closing Date Funded Debt” has the meaning specified in Section 2.4(a).

“Estimated Closing Date Net Working Capital” has the meaning specified in Section 2.4(a).

“Evaluation Materials” means this Agreement (together with the Schedules and Annexes hereto) and the other Transaction Documents and, as to any party hereto, means all other non-public information furnished to such party by the other parties hereto in connection with the transactions contemplated hereby relating to the disclosing party or the disclosing party’s Affiliates (including non-public information relating to Apollo, the holders of the Common Stock and their respective Affiliates), whether furnished orally or in writing or gathered by inspection, together with analyses, compilations, studies or other documents prepared by any party, or by such party’s agents, representatives (including attorneys, accountants and financial advisors) or employees, which contain or otherwise reflect such information, provided that the term Evaluation Materials shall not include information that (i) is or becomes generally available to the public other than as a result of a disclosure in violation of the terms hereof or the Confidentiality Agreement, (ii) was or becomes available to a party hereto on a non-confidential basis from a source other than any other party hereto or their representatives and Affiliates, provided that such source is not prohibited from disclosing such information by a contractual, legal or fiduciary obligation to any party hereto or any of their respective representatives or Affiliates, or (iii) has been or is independently developed by the party to which such information was furnished and not derived from the Evaluation Materials.

“Exchange Act” has the meaning specified in Section 3.23(b).

“Exchange Agent” has the meaning specified in Section 2.2(a).

“Existing Credit Agreement” has the meaning specified in Section 5.6.

“Falk Agreement” has the meaning specified in Section 3.29.

“Financing” has the meaning specified in Section 4.6.

“Financing Commitments” has the meaning specified in Section 4.6.

“Fully-Diluted Percentage” means, with respect to any holder of Common Shares and/or Vested Options, a ratio (expressed as a percentage) equal to (x) the sum of the number of Common Shares (excluding Rollover Shares, if any) held by such holder as of immediately prior to the Effective Time of the Merger and the number of Common Shares issuable upon the exercise of any Vested Options (including Rollover Options, if any) held by such holder as of immediately prior to the Effective Time of the Merger, divided by (y) the Aggregate Fully-Diluted Common Shares (including Rollover Options, if any, but excluding Rollover Shares, if any).

“Funded Debt” of the Company as of any date means all indebtedness of the Company and its consolidated Subsidiaries for borrowed money (including capitalized leases), together with accrued and unpaid interest thereon, required to be reflected as indebtedness on a consolidated balance sheet of the Company and its consolidated Subsidiaries as of such date prepared in accordance with GAAP, which, as of the Closing Date, shall include the Debt Tender Premium.

“Funding Amount” has the meaning specified in Section 2.2(a).

“GAAP” has the meaning specified in Section 2.5(a).

“Governmental Authority” means any Federal, state, municipal, local or foreign government, governmental authority, regulatory or administrative agency, governmental commission, department, board, bureau, agency or instrumentality, court, tribunal, arbitrator or arbitral body.

“Governmental Order” means any order, judgment, injunction, decree, writ, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Materials” means all materials, wastes or substances defined by, or regulated under, any Environmental Law as a hazardous waste, hazardous material, hazardous substance, extremely hazardous waste, restricted hazardous waste, contaminant, pollutant, toxic waste, or toxic substance, including petroleum, petroleum products, asbestos, urea formaldehyde and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Holder Acknowledgment” means an agreement or certificate signed by a holder of Vested Options acknowledging cancellation of all Options held by such holder in a form attached as Annex B hereto.

“Holder Allocable Expenses” has the meaning specified in Section 2.6.

“Holder Representative” has the meaning specified in Section 11.1.

“Intellectual Property Rights” has the meaning specified in Section 3.21.

“Invensys Agreement” has the meaning specified in Section 3.29.

“Leased Real Property” means all real property leased by the Company or any of its Subsidiaries, the lease of which may not be terminated at will, or by giving notice of 90 days or less, without cost or penalty and provides for annual rental payments in excess of $500,000.

“Lien” means any mortgage, deed of trust, collateral security arrangement, pledge, title imperfection, title defect, hypothecation, conditional or installment sales agreement, charge, easement, encroachment, encumbrance, security interest or other lien, reservation or restriction of any kind.

“Majority Holders” has the meaning specified in Section 11.2.

“Material Adverse Effect” means, with respect to any Person, any event or circumstance that, individually or in the aggregate with other events or circumstances, has, or would be reasonably expected to have, a material adverse effect on (i) the business, results of operations or condition (financial or other) of such Person or (ii) the ability of such Person or its Subsidiaries to perform its obligations hereunder and to consummate the transactions contemplated hereby; provided, however, that in no event would any of the following, alone or in combination, be deemed to constitute, nor shall any of the following (including the effect of any of the following) be taken into account in determining whether there has been or will be, a “Material Adverse Effect” on or in respect of any Person: (a) any change in economic, business or financial market conditions generally, to the extent that such change does not disproportionately affect such Person and its Subsidiaries, taken as a whole, relative to other participants in such Persons’ industries, (b) any change generally affecting any of the industries in which such Person or its Subsidiaries operates, to the extent that such change does not disproportionately affect such Person and its Subsidiaries, taken as a whole, relative to other Persons in such industries, (c) the announcement or the execution of this Agreement or the pendency or consummation of the Merger, (d) the compliance with the terms of this Agreement or the taking of any action required by this Agreement or (e) any acts of terrorism or war, to the extent that such acts do not disproportionately affect such Person and its Subsidiaries, taken as a whole, relative to any other Person.

“Merger” has the meaning specified in the Section entitled “Plan of Merger.”

“Merger Consideration” has the meaning specified in Section 2.1(c).

“Merger Sub” has the meaning specified in the preamble hereto.

“Monthly Financial Statements” has the meaning specified in Section 5.2(c).

“Multiemployer Plan” has the meaning specified in Section 3.13(a)(iii).

“New Holder Representative” has the meaning specified in Section 11.2.

“Non-US Plan” has the meaning specified in Section 3.13(iv).

“Offer Documents” has the meaning specified in Section 7.5(b).

“Options” means all options to purchase Common Shares (whether vested or unvested).

“Option Plans” means each of the RBS Global, Inc. Stock Option Plan and the Non-Qualified Stock Option Agreement by and between the Company and Cypress Industrial Holdings, LLC, dated November 25, 2002.

“Owned Real Property” means all real property owned in fee by the Company or any of its Subsidiaries together with all appurtenant easements thereunder or relating thereto.

“Payoff Letter” has the meaning specified in Section 5.6.

“PBGC” has the meaning specified in Section 3.13(c)(viii)

“Pension Plan” has the meaning specified in Section 3.13(a)(v).

“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens with respect to any amounts not yet due and payable or which are being contested in good faith through appropriate proceedings, (ii) Liens for current Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings, (iii)  Liens securing rental payments under capital lease agreements, (iv) encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property or with the operation of the Company as conducted consistent with past practice, (v) Liens securing payment, or any other obligations, of the Company or its Subsidiaries with respect to Funded Debt and (vi) Liens described on Schedule 1.1.

“Person” means any individual, firm, corporation, partnership, limited liability company, incorporated or unincorporated association, joint venture, joint stock company, trust, Governmental Authority or other entity of any kind.

“Premium Cap” has the meaning specified in Section 6.2(b).

“Prime Rate” has the meaning specified in Section 2.5(d).

“Quarterly Financial Statements” has the meaning specified in Section 5.2(c).

“Real Property Leases” has the meaning specified in Section 3.20.

“Release” means any release, spill, emission, discharge, leaking, pumping, pouring, dumping, injection, deposit, disposal, dispersal, leaching or migration of Hazardous Materials into the environment (including ambient air, surface water, groundwater and surface or subsurface strata).

“Requested Consents” has the meaning specified in Section 7.5(e).

“Requisite Rights” means all Intellectual Property Rights that are necessary for the continued operation of the business of the Company and its Subsidiaries as now conducted.

“Rollover Agreement” shall have the meaning specified in the Section entitled “Plan of Merger.”

“Rollover Amount” means (i) the product of (A) the sum of the Rollover Shares, if any, and the number of shares of Common Stock issuable upon exercise in full of the Rollover Options, if any, multiplied by (B) the Cash Per Fully Diluted Common Share (determined after giving effect to the adjustments to the Merger Consideration contemplated by Section 2.4, but before giving effect to the adjustments to the Merger Consideration contemplated by Section 2.5), minus (ii) the aggregate exercise price of all Rollover Options, if any.

“Rollover Holder” means a holder of Rollover Options, if any, or Rollover Shares, if any.

“Rollover Optionholders” means the Persons listed on Schedule 2.1(d).

“Rollover Options” means a number of Vested Options held by the Rollover Optionholders that the Rollover Optionholders agree, pursuant to individual agreements entered into by one or more of the Rollover Optionholders and Acquiror Parent, no later than five (5) Business Days prior to the Closing Date, shall be cancelled in exchange for options to purchase shares of common stock or other equity interests of Acquiror Parent.

“Rollover Shares” means a number of shares of Common Stock held by the Rollover Stockholders that are contributed to Acquiror Parent immediately prior to the Effective Time of the Merger and, thereafter, contributed to Acquiror by Acquiror Parent immediately prior to the Effective Time of the Merger pursuant to the Rollover Agreement (it being understood that, if, for any reason, no shares of Common Stock are held by Acquiror or Merger Sub prior to the Effective Time of the Merger, no shares of Common Stock shall constitute Rollover Shares, and the number of Rollover Shares for all purposes under this Agreement shall be zero).

“Rollover Stockholders” has the meaning specified in the Section entitled “Plan of Merger.”

“Securities Act” has the meaning specified in Section 3.23(b).

“Senior Subordinated Notes” means the 10.1875% Senior Subordinated Notes due 2012 of Rexnord Corporation.

“Subsidiary” means, with respect to any Person, any other Person of which 50% or more of the voting power of the equity securities or equity interests sufficient to elect at least a majority of its Board of Directors or other governing body (or, if there is no such voting power, 50% or more of the equity securities or equity interests) is owned, directly or indirectly, by such Person.

“Stockholders’ Agreement” means the Stockholders’ Agreement of RBS Global, Inc. (as amended and restated on May 13, 2005) dated as of November 25, 2002 by and among the Company, Carlyle and the other stockholders named therein.

“Surviving Corporation” has the meaning specified in the Section entitled “Plan of Merger.”

“Taxes” has the meaning specified in Section 3.15(a).

“Tax Returns” has the meaning specified in Section 3.15(a).

“TC Group” has the meaning specified in the Preamble hereto.

“Tendered Notes” has the meaning specified in Section 7.5(c).

“Terminating Acquiror Breach” has the meaning specified in Section 10.1(c).

“Terminating Company Breach” has the meaning specified in Section 10.1(b).

“Termination Date” has the meaning specified in Section 10.1(b).

“Transaction Documents” means, collectively, this Agreement, the Escrow Agreement and any and all other agreements and certificates delivered by any party hereto pursuant to the terms of this Agreement.

“Vested Options” has the meaning specified in Section 2.1(a).

“Voting Company Debt” has the meaning specified in Section 3.6(a).

“Wholly Owned Subsidiary” means a Subsidiary of which 95% or more of the equity securities or equity interests is owned, directly or indirectly, by the Company.

As used herein, the phrase “to the knowledge” of any Person shall mean the actual knowledge, after due inquiry, of, in the case of the Company, the Chief Executive Officer, the Executive Vice President, Finance, the Vice President, General Counsel and Corporate Secretary of the Company and the other Persons set forth in Schedule 1.1(b)(1), and (solely with respect to

Section 3.22 hereof) Schedule 1.1(b)(2), and in the case of all other Persons, such Person’s executive officers.

ARTICLE II.
THE MERGER

2.1           Conversion of Company Shares and Vested Options.

                (a)           At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of any holder of Common Stock, (i) each share (a “Common Share”) of Common Stock that is then issued and outstanding (other than shares of Common Stock, if any, held in the treasury of the Company or shares of Common Stock held by Acquiror or Merger Sub (including Rollover Shares, if any, contributed to Acquiror Parent pursuant to the Rollover Agreement, which Rollover Shares, if any, shall have been, immediately prior to the Effective Time of the Merger, contributed to Acquiror), which shares shall be canceled as part of the Merger, and other than shares (each, a “Dissenting Common Share”) of Common Stock held by Persons who object to the Merger and comply with the provisions of the DGCL concerning the rights of holders of Common Stock to dissent from the Merger and require appraisal of their shares of Common Stock (the “Dissenting Stockholders”) which Dissenting Common Shares shall not constitute “Common Shares” hereunder) and (ii) each unexercised and outstanding option to purchase Common Shares (to the extent vested) that is then outstanding as of immediately prior to the Effective Time of the Merger (such vested options collectively being referred to as the “Vested Options”), other than Rollover Options, if any, in each case, shall thereupon be converted into and become the right to receive the applicable portion of the Merger Consideration, as determined pursuant to Section 2.1(d).  At the Effective Time of the Merger, the Rollover Options, if any, shall be terminated and cancelled, and, in exchange for the termination and cancellation of the Rollover Options, if any, Acquiror will cause to be issued to each holder of the Rollover Options, if any, fully vested options (the “Acquiror Parent Options”) to purchase shares of common stock or other equity interests of Acquiror Parent issued under an employee stock option plan to be adopted by Acquiror Parent.  The terms upon which Rollover Options, if any, held by the Rollover Optionholders may be exchanged for Acquiror Parent Options shall be set forth in definitive documentation as may be entered into by each Rollover Optionholder and the Acquiror Parent at any time on or after the date hereof and not less than five (5) Business Days prior to the Closing Date; provided, however, that, in the event any Rollover Optionholder and Acquiror Parent do not for any reason enter into such definitive documentation with respect to all or any portion of the Vested Options held by such Rollover Optionholder within five (5) Business Days prior to the Closing Date, any Vested Options held by such Rollover Optionholder for, or with respect to which, such definitive agreement has not been entered into shall not constitute, or be treated as, Rollover Options and shall be treated as Vested Options that are not Rollover Options for all purposes under this Agreement.

                (b)           At the Effective Time of the Merger, by virtue of the Merger and without any action on the part of Acquiror or Merger Sub, each share of common stock, par value $0.01 per share, of Merger Sub shall be converted into one share of common stock, par value $0.01 per share, of the Surviving Corporation.

                (c)           Subject to the adjustments set forth in Sections 2.4 and 2.5, the “Merger Consideration” shall consist of One Billion Eight Hundred Twenty-Five Million Dollars ($1,825,000,000.00) in cash, less (i) the Estimated Closing Date Funded Debt (as defined in Section 2.4), plus (ii) the Estimated Closing Date Cash (as defined in Section 2.4), less (iii) the amount of Holder Allocable Expenses paid by Acquiror to the Holder Representative or at the direction of the Holder Representative at Closing in accordance with Section 2.6.

                (d)           Subject to Section 2.5(d), the Merger Consideration shall be allocated among the holders of the Common Shares and the Vested Options as set forth below in this Section 2.1(d).  Each holder of Common Shares, other than Acquiror or Merger Sub, shall be entitled to receive a portion of the Merger Consideration in cash, without interest, equal to (x) the Cash Per Fully-Diluted Common Share (as defined below), multiplied by (y) the number of Common Shares held by such holder as of the Effective Time of the Merger (but not including  Rollover Shares, if any, or Common Shares issuable upon the exercise of any Vested Options held by such holder at the Effective Time of the Merger).  Each holder of Vested Options shall be entitled to receive a portion of the Merger Consideration equal to (i) the Cash Per Fully-Diluted Common Share, multiplied by the aggregate number of Common Shares issuable upon exercise in full of all Vested Options held by such holder immediately prior to the Effective Time of the Merger, other than Rollover Options, if any, minus (ii) the aggregate cash exercise price payable upon exercise of all Vested Options, other than Rollover Options, if any, held by such holder immediately prior to the Effective Time of the Merger.  For purposes of the foregoing, the “Cash Per Fully-Diluted Common Share” shall mean (1) the sum of (A) the Merger Consideration, plus (B) the Aggregate Option Exercise Price (defined below), divided by (2) the Aggregate Fully-Diluted Common Shares.  The “Aggregate Fully-Diluted Common Shares” shall be the sum of (i) the aggregate number of Common Shares held by all holders immediately prior to the Effective Time of the Merger (including Rollover Shares, if any), plus (ii) the aggregate number of Common Shares issuable upon the exercise in full of all Vested Options (including Rollover Options, if any) held by all holders immediately prior to the Effective Time of the Merger, plus (iii) the aggregate number of Dissenting Common Shares.  The “Aggregate Option Exercise Price” shall mean the sum of the cash exercise prices that would be payable upon exercise in full of all Vested Options (including Rollover Options, if any) held by all holders of Vested Options immediately prior to the Effective Time of the Merger.

2.2           Payment and Exchange of Certificates.

                (a)           Subject to the second sentence of Section 2.2(b) and Section 2.5(d), immediately prior to the Effective Time of the Merger, Acquiror shall pay to an exchange agent (the “Exchange Agent”) selected by the Company and reasonably acceptable to Acquiror (the rights and obligations of the Exchange Agent to be set forth in a customary agreement in form and substance reasonably acceptable to the Company and Acquiror), by wire transfer of immediately available funds, an amount (the “Funding Amount”) equal to (i) the Merger Consideration, as adjusted by the Estimated Adjustment Amount in accordance with Section 2.4, minus (ii) the product of (x) the number of Dissenting Common Shares and (y) the Cash Per Fully-Diluted Common Share (determined after giving effect to the adjustments to the Merger Consideration provided for in Section 2.4 but before giving effect to the adjustments provided for in Section 2.5), minus (iii) the Rollover Amount, if any.  The Exchange Agent shall invest the Funding Amount in the manner specified by Acquiror, and interest payable thereon shall be solely for the account of Acquiror or the Surviving Corporation.  Upon (1) payment by Acquiror to the Exchange Agent of the Funding Amount and (2) payment by Acquiror to the Holder Representative of the estimated Holder Allocable Expenses pursuant to Section 2.6, Acquiror shall be deemed to have satisfied its obligations to make payments in respect of the Merger Consideration other than (A) Acquiror’s obligation to make payments required by Section 2.5 and (B) the obligation of Acquiror or the Surviving Corporation to make payments to Dissenting Stockholders, if any, following the Effective Time of the Merger.

(b)           After the Effective Time of the Merger, each holder of an outstanding certificate or certificates for Common Shares (collectively, the “Certificates”) or Vested Options, upon surrender of such Certificates to the Exchange Agent (or, in the case of a holder of Vested Options, upon delivery of a Holder Acknowledgment to the Company), shall be entitled to receive from the Exchange Agent in exchange therefor (subject to the provisions of Section 2.5) such portion of the Merger Consideration into which such holder’s Common Shares (other than Rollover Shares, if any) and/or Vested Options (other than Rollover Options, if any) shall have been converted as a result of the Merger; provided, however, that any payment with respect to Vested Options held by employees of the Company or its Affiliates (“Employee Options”) shall be made by the Exchange Agent to the Company, and the Company shall make payment to such employees after reduction for the amount of any Taxes required to be withheld under applicable law with respect to such payments and amounts so withheld shall be (i) paid by the Company to the applicable taxing authority and (ii) treated for all purposes of this Agreement as having been paid to the holders of Employee Options in respect of which the withholding was made by the Company; and provided, further, that a portion of the Merger Consideration otherwise payable to each holder of Common Shares and/or Vested Options equal to the Escrow Amount multiplied by such holder’s Escrow Percentage shall be held in escrow in accordance with Section 2.5(d) and the Escrow Agreement.  Notwithstanding the foregoing, in the event that any holder of Common Shares or Vested Options delivers the Certificate(s) representing the Common Shares (other than Rollover Shares, if any) and/or a Holder Acknowledgement with respect to such Vested Options (other than Rollover Options, if any) to Acquiror at the Closing, Acquiror shall pay (i) the amount which such holder is entitled in consideration for Common Shares (other than Rollover Shares, if any) directly to such holder at the Closing by wire transfer of immediately available funds and (ii) the amount which such holder is entitled in consideration for Vested Options (other than Rollover Options, if any) to the Company for payment to such holder after deduction for the amount of any Taxes required to be withheld under applicable law with respect to such payment, and the Funding Amount payable to the Exchange Agent shall be reduced by such amounts.  Pending such surrender and exchange (or, in the case of a holder of Vested Options, upon such delivery of a Holder Acknowledgement) a holder’s certificate or certificates for Common Shares (other than Rollover Shares, if any) and/or Vested Options (other than Rollover Options, if any) shall be deemed for all purposes to evidence such holder’s portion of the Merger Consideration into which such Common Shares and/or Vested Options shall have been converted by the Merger.  All Merger Consideration paid upon surrender of and in exchange for Common Shares and/or Vested Options in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Common Shares and/or Vested Options, other than (i) the right to receive payment referred to in Section 2.5, (ii) the right of holders of Rollover Options, if any, to receive Acquiror Parent Options as provided in Section 2.1(a), and (iii) the rights of the Rollover Stockholders, if any, to receive shares of common stock or other equity interests of Acquiror Parent as provided in the Rollover Agreement.

2.3           Effective Time of Merger; Closing Date.  Assuming all of the conditions set forth in Article IX of this Agreement have been fulfilled or waived, and provided that this Agreement has not been terminated pursuant to the provisions hereof, on the Closing Date, Merger Sub and the Company shall cause the Certificate of Merger to be executed and filed with the Secretary of State of Delaware as provided in Section 251 of the DGCL.  For purposes of this Agreement, the “Effective Time of the Merger” shall mean the time at which the Certificate of Merger has been duly filed in the Office of the Secretary of State of Delaware and has become effective in accordance with the DGCL.

2.4           Estimated Adjustment Amount.

(a)           Not less than five (5) Business Days prior to the Closing Date and in no event more than ten (10) Business Days prior to the Closing Date, the Company shall deliver to Acquiror its good faith estimate of (i) the Closing Date Net Working Capital (as defined below) (the “Estimated Closing Date Net Working Capital”), (ii) the aggregate principal amount of all Funded Debt of the Company and its Subsidiaries as of the close of business on the Closing Date, determined without giving effect to the consummation of the Merger or the financing transactions in connection therewith  (the “Estimated Closing Date Funded Debt”), which shall not be less than the aggregate Funded Debt outstanding under the Credit Agreement, as set forth in the Payoff Letter, the Funded Debt of the Company under the Senior Subordinated Notes (including the Debt Tender Premium), and the Company’s good faith estimate of any other Funded Debt outstanding on the Closing Date, in each case as of the Closing Date, (iii) a calculation of the Cash and Cash Equivalents of the Company as of the Closing Date and (iv) the Closing Date Cash (the “Estimated Closing Date Cash”), it being understood that such estimates shall be made without giving effect to the consummation of the Merger or the financing transactions in connection therewith and the payments made pursuant to Section 2.5.

(b)           The “Estimated Adjustment Amount,” which may be positive or negative, shall mean (i) the Estimated Closing Date Net Working Capital, minus (ii) $192,000,000.  If the Estimated Adjustment Amount is a positive number, then the Merger Consideration shall be increased on the Closing Date by the Estimated Adjustment Amount, and if the Estimated Adjustment Amount is a negative number, the Merger Consideration shall be decreased on the Closing Date by the absolute value of the Estimated Adjustment Amount.

2.5           Adjustment Amount.

(a)           As soon as reasonably practicable following the Closing Date, and in any event within forty-five (45) calendar days thereof, Acquiror shall prepare and deliver to the Holder Representative (i) an unaudited consolidated balance sheet of the Company and its Subsidiaries as of the close of business on the Closing Date (the “Closing Balance Sheet”), (ii) a calculation of Closing Date Net Working Capital, (iii) a calculation of the aggregate amount of all Funded Debt of the Company as set forth on the Closing Balance Sheet (the “Closing Date Funded Debt”), (iv) a calculation of the Cash and Cash Equivalents of the Company as of the Closing Date, as set forth on the Closing Balance Sheet and (v) a calculation of Closing Date Cash, in each case determined without giving effect to the consummation of the Merger and the financing transactions in connection therewith and the payments made pursuant to Section 7.5 (other than payment of expenses incurred in connection with the Debt Tender Offer).  The Closing Balance Sheet shall be prepared in accordance with United States generally accepted accounting principles (“GAAP”), applying the principles, policies, methods and practices as were used to prepare the Audited Financial Statements.  Following the Closing, Acquiror shall provide the Holder Representative and its representatives reasonable access following prior notice to the records and employees of the Company and its Subsidiaries to the extent relevant for the preparation of the Closing Balance Sheet and shall cause the employees of the Company and its Subsidiaries to reasonably cooperate with the Holder Representative in connection with its review of the Closing Balance Sheet.  “Closing Date Net Working Capital” means (i) the sum of the following current asset accounts reflected on the Closing Balance Sheet: (A) accounts receivable, net, (B) inventory and (C) other current assets (it being understood that such accounts shall not include any Cash and Cash Equivalents, deferred taxes or any assets of Dalong or any of its Subsidiaries or any assets acquired by any Subsidiary of the Company pursuant to the Dalong Acquisition) minus (ii) the sum of the following current liability accounts reflected on the Closing Balance Sheet: (A) trade payables, (B) income tax payables, (C) compensation and benefits and (D) other current liabilities (it being understood that such accounts shall not include any liabilities in respect of the current portion of long-term debt, current deferred taxes, short-term pension obligations, short-term post-retirement benefit obligations and accrued interest or any liabilities of Dalong or any of its Subsidiaries or any liabilities assumed by any Subsidiary of the Company pursuant to the Dalong Acquisition) in each case determined on the Closing Date, and based on the Closing Balance Sheet, provided that the amount of any Tax liability on the Closing Balance Sheet shall be calculated assuming that the tax year of the Company ended on the Closing Date; provided, however, that the Closing Balance Sheet shall not reflect any Tax liability or Tax asset resulting from any action taken or transaction completed by, or at the direction of, Acquiror or resulting from the transactions contemplated by this Agreement, including the financing thereof (including, without limitation, any withholding obligation or liability with respect to, arising out of, or relating to, the termination, cancellation or treatment of the Rollover Options, if any, or the issuance of Acquiror Parent Options in exchange for Rollover Options, if any).

(b)           If the Holder Representative shall disagree with the calculation of Closing Date Net Working Capital, the Closing Date Funded Debt, and/or the Closing Date Cash it shall notify Acquiror of such disagreement in writing, setting forth in reasonable detail the particulars of such disagreement, within thirty (30) days after its receipt of the Closing Balance Sheet.  In the event that the Holder Representative does not provide such a notice of disagreement within such thirty (30) day period, the Holder Representative shall be deemed to have accepted the Closing Balance Sheet and the calculation of the Closing Date Net Working Capital, the Closing Date Funded Debt and the Closing Date Cash delivered by Acquiror, which shall be final, binding and conclusive for all purposes hereunder.  In the event any such notice of disagreement is timely provided, Acquiror and the Holder Representative shall use commercially reasonable efforts for a period of thirty (30) days (or such longer period as they may mutually agree) to resolve any disagreements with respect to the calculations of Closing Date Net Working Capital, the Closing Date Funded Debt and/or the Closing Date Cash; provided, however, that any such calculation not specifically objected to by the Holder Representative in such notice of disagreement shall be deemed acceptable and shall be final and binding on the parties upon delivery of such notice of disagreement.  If, at the end of such period, they are unable to resolve such disagreements, then Deloitte & Touche LLP (or such other independent accounting firm of recognized national standing as may be mutually selected by Acquiror and the Holder Representative) (the “Auditor”) shall resolve any remaining disagreements.  The parties shall use their respective commercially reasonable efforts to cause the Auditor to determine as promptly as practicable, but in any event within thirty (30) days of the date on which such dispute is referred to the Auditor, (i) whether the Closing Balance Sheet was prepared in accordance with the standards set forth in Section 2.5(a), (ii) if any mathematical errors were made in calculating Closing Date Net Working Capital, the Closing Date Funded Debt and/or the Closing Date Cash and (iii) based solely on its determinations in clause (i) and (ii) of this sentence and only with respect to the remaining disagreements submitted to the Auditor, to what extent (if any) Closing Date Net Working Capital, the Closing Date Funded Debt and/or the Closing Date Cash require adjustment, and the Auditor shall make no other determination.  The fees and expenses of the Auditor shall be paid one-half by Acquiror and one-half by the Holder Representative as a Holder Allocable Expense pursuant to Section 2.6 hereof.  The determination of the Auditor shall be final, conclusive and binding on the parties.  The date on which Closing Date Net Working Capital, the Closing Date Funded Debt and the Closing Date Cash are finally determined in accordance with this Section 2.5(b) is hereinafter referred as to the “Determination Date.”

(c)           The “Adjustment Amount,” which may be positive or negative, shall mean (i) Closing Date Net Working Capital, minus the Estimated Closing Date Net Working Capital, plus (ii) the Estimated Closing Date Funded Debt, minus the Closing Date Funded Debt, plus (iii) the Closing Date Cash, minus the Estimated Closing Date Cash, plus (iv) in the event that the Dalong Acquisition is consummated on or prior to the Closing Date, the amount of cash consideration actually paid in connection with the Dalong Acquisition (converting such cash consideration to U.S. Dollars at the spot exchange rate on the date the Dalong Acquisition is consummated) up to $6,500,000.  If the Adjustment Amount is a positive number, then the Merger Consideration shall be increased by the Adjustment Amount, and if the Adjustment Amount is a negative number, the Merger Consideration shall be decreased by the absolute value of the Adjustment Amount.  Such adjustments to the Merger Consideration shall be paid in accordance with Section 2.5(d) below.  Notwithstanding anything contained herein to the contrary, no adjustment to the Merger Consideration shall be made pursuant to this Section 2.5 unless the Adjustment Amount exceeds $500,000 in the aggregate, in which case the entire amount of such adjustment shall be made.

(d)           Notwithstanding the foregoing provisions of this Article II, on the Closing Date, a portion of the Merger Consideration equal to the Escrow Amount shall be paid by

Acquiror to Deutsche Bank Trust Company Americas, as escrow agent of the parties hereto (the “Escrow Agent”), to be held in escrow pending determination of the Adjustment Amount.  The Escrow Amount shall be held and invested by the Escrow Agent in accordance with the terms of an Escrow Agreement substantially in the form attached hereto as Annex C hereto (the “Escrow Agreement”).  Upon final determination of the Adjustment Amount in accordance with Section 2.5(b) hereof, Acquiror and the Holder Representative shall execute joint written instructions to the Escrow Agent instructing the Escrow Agent to disburse the Escrow Amount as set forth in this Section 2.5(d).  If the Adjustment Amount is a positive number, then, subject to the last sentence of Section 2.5(c), promptly following the Determination Date, and in any event within five (5) Business Days following the Determination Date, (i) the Escrow Agent shall pay to the holders of the Common Shares and Vested Options  entitled to receive the Merger Consideration (pro rata, in accordance with their respective Escrow Percentages) the Escrow Amount, together with all interest earned thereon, and (ii) Acquiror shall pay to the holders of Common Shares and Vested Options entitled to receive the Merger Consideration (pro rata, in accordance with their respective Fully-Diluted Percentages) cash in an amount equal to the Adjustment Amount, as finally determined, together with interest thereon from the Closing Date to the date of payment at the prime rate of interest published in the “Money Rates” column of the Eastern Edition of The Wall Street Journal (or the average of such rates if more than one rate is indicated) on the Closing Date (the “Prime Rate”).  If the Adjustment Amount is a negative number, then, subject to the last sentence of Section 2.5(c), promptly following the Determination Date, and in any event within five (5) Business Days following the Determination Date, (A) the Escrow Agent shall pay to Acquiror out of the Escrow Amount an amount equal to the absolute value of the Adjustment Amount, together with the interest earned on the portion of the Escrow Amount equal to the absolute value of the Adjustment Amount, and (B) if the absolute value of the Adjustment Amount is less than an amount equal to the Escrow Amount plus interest thereon to the date of payment (as determined above), the Escrow Agent shall pay to the holders of Common Shares and Vested Options entitled to receive the Merger Consideration (pro rata, in accordance with their respective Escrow Percentages) the balance of the Escrow Amount, together with any interest earned thereon.  In no event shall the Holder Representative or any holder of Common Shares and/or Vested Options have any liability under this Section 2.5 in excess of such holders’ Escrow Percentage of the Escrow Amount.  Notwithstanding the foregoing, any distributions to the holders of Vested Options pursuant to this Section 2.5(d) shall be net of the amount of any taxes required to be withheld from such distributions under applicable law, and the amounts so withheld shall be paid over to the Company for payment by the Company to the applicable Governmental Authority as required by law.  In no event shall the holders of the Common Shares and Vested Options be entitled to payment pursuant to this Section 2.5(d) of any amount in excess of (i) $10,000,000, plus (ii) in the event that the Dalong Acquisition is consummated on or prior to the Closing Date, the amount of cash consideration actually paid in connection with the Dalong Acquisition (converting such cash consideration to U.S. Dollars at the spot exchange rate on the date the Dalong Acquisition is consummated) up to $6,500,000.  In no event shall Acquiror be entitled to payment pursuant to this Section 2.5(d) of any amount in excess of $10,000,000.

2.6           Holder Allocable Expenses.  The Company shall use commercially reasonable efforts to pay Holder Allocable Expenses (as defined below) prior to the Closing Date, except for the fees and expenses of investment bankers and counsel.  Prior to the Closing Date, the Holder Representative shall provide to Acquiror a written estimate (which estimate shall include such reserves as the Holder Representative determines in good faith to be appropriate for any Holder Allocable Expenses that are not then known or determinable) of the aggregate amount of the following fees and expenses that may be incurred by the Holder Representative on behalf of the Company and the holders of the Common Shares and/or Vested Options in connection with the preparation, negotiation and execution of this Agreement and the other Transaction Documents and the consummation of the transactions contemplated hereby and thereby (but excluding any such fees or expenses incurred in connection with the financing thereof, other than as set forth in Section 12.6(e)):  (i) the fees and disbursements of the financial advisor and special outside counsel to the Company and/or the Holder Representative incurred in connection with the transactions contemplated hereby, (ii) the fees and expenses of any other agents, advisors, consultants and experts employed by the Company and/or the Holder Representative in connection with the Merger, (iii) any transaction fee payable to one or more Affiliates of the Holder Representative in connection with the Merger, (iv) any bonuses payable to officers and employees of the Company in connection with the consummation of the Merger, and (v) the expenses of the Holder Representative incurred in such capacity (the “Holder Allocable Expenses”) to the extent that such Holder Allocable Expenses have not been paid by the Company prior to the Closing Date.  On the Closing Date, Acquiror shall pay to the Holder Representative (or, at the request of the Holder Representative, to the Persons identified in such estimate) cash in the amount of such estimated unpaid Holder Allocable Expenses.  Whether or not paid on or prior to the Closing Date, no amount shall be accrued on the Closing Balance Sheet with respect to the Holder Allocable Expenses.  In no event shall Acquiror or the Company or its Subsidiaries be responsible for payment of any Holder Allocable Expenses in excess of the amount of Holder Allocable Expenses deducted from the Merger Consideration pursuant to Section 2.1(c).  Any and all Holder Allocable Expenses that become due and payable after Closing or that are otherwise in excess of the amount of Holder Allocable Expenses that were deducted from the Merger Consideration pursuant to Section 2.1(c) shall be for the sole account of the Holder Representative.

2.7           Exchange Agent.  Promptly following the date which is three months after the Effective Time of the Merger, Acquiror shall instruct the Exchange Agent to deliver to Acquiror by wire transfer of immediately available funds to an account or accounts specified by the Acquiror the undistributed portion of the Funding Amount (including any interest or other income resulting from the investment of the Funding Amount), Certificates and other documents in its possession relating to the transactions contemplated hereby, and the Exchange Agent’s duties shall terminate.  Thereafter, each holder of a Certificate (other than Certificates representing Dissenting Common Shares) and each holder of Vested Options who has not delivered a Holder Acknowledgment may surrender such Certificate or deliver such Holder Acknowledgement to Acquiror and (subject to applicable abandoned property, escheat and similar laws) receive in consideration therefor, and Acquiror shall promptly pay, the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article II without any interest thereon.

2.8           Lost Certificate.  In the event any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and an indemnification or other undertaking that may be reasonably requested by the Surviving Corporation, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof as determined in accordance with this Article II.

2.9           Dissenting Common Shares.  Notwithstanding the foregoing provisions of this Article II, the Dissenting Common Shares shall not be converted into a right to receive the Merger Consideration and the holders thereof shall be entitled to such rights as are granted by Section 262 of the DGCL.  Each holder of Dissenting Common Shares who becomes entitled to payment for such shares pursuant to Section 262 of the DGCL shall receive payment therefor from the Surviving Corporation in accordance with the DGCL; provided, however, that (i) if any such holder of Dissenting Common Shares shall have failed to establish such holder’s entitlement to appraisal rights as provided in Section 262 of the DGCL, or (ii) if any such holder of Dissenting Common Shares shall have effectively withdrawn such holder’s demand for appraisal of such shares or lost such holder’s right to appraisal and payment for such holder’s shares under Section 262 of the DGCL, such holder shall forfeit the right to appraisal of such shares and each such share shall not constitute a Dissenting Common Share and shall be treated as if it had been converted, as of the Effective Time of the Merger, into a right to receive from the Surviving Corporation the portion of the Merger Consideration deliverable in respect thereof as determined in accordance with this Article II, without any interest thereon.  The Company shall deliver prompt notice to Acquiror of any demands for appraisal of any Dissenting Common Shares, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL that are received by the Company for appraisal of any Dissenting Common Shares, and provide Acquiror with the opportunity to participate in and control all negotiations and proceedings with respect to demands for appraisal under the DGCL.  Prior to the Effective Time of the Merger, the Company shall not, without the prior written consent of Acquiror, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.10         No Liability.  None of Acquiror, Merger Sub, the Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any cash delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.  If any Certificate has not been surrendered prior to the date that is five years after the Effective Time (or immediately prior to such earlier date on which Merger Consideration in respect of such Certificate would otherwise escheat to or become the property of any Governmental Authority), any such shares, cash, dividends or distributions in respect of such Certificate shall, to the extent permitted by applicable law, become the property of Acquiror, free and clear of all claims or interest of any Person previously entitled thereto.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Acquiror and Merger Sub as follows:

3.1           Corporate Organization of the Company.  The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own, lease or otherwise hold its properties and assets and to conduct its business as it is now being conducted.  The copies of the Certificate of Incorporation and Bylaws of the Company previously made available by the Company to Acquiror are true, correct and complete.  The Company is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

3.2           Subsidiaries.  The Subsidiaries of the Company are set forth in Schedule 3.2 attached hereto.  The Subsidiaries have been duly formed or organized and are validly existing under the laws of their state of incorporation or organization and have the power and authority to own or lease their properties and to conduct their business as it is now being conducted.  The Company has previously provided to Acquiror copies of the organizational documents of its Subsidiaries.  Such copies are true, correct and complete.  Each Subsidiary is duly licensed or qualified and in good standing as a foreign corporation (or other entity, if applicable) in each jurisdiction in which its ownership of property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

3.3           Due Authorization.  The Company has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and (subject to the approvals discussed below) to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the other Transaction Documents to which the Company is, or is specified to be, a party, and the consummation of the transactions contemplated hereby and thereby by the Company have been duly and validly authorized and approved by the Board of Directors and stockholders of the Company, and no other corporate proceeding on the part of the Company is necessary to authorize this Agreement, the other Transaction Documents to which it is, or is specified to be, a party, or the transactions contemplated hereby and thereby.  The Company has duly executed and delivered this Agreement and, at or prior to the Closing, will, subject to the terms and conditions hereof, duly execute and deliver each other Transaction Document to which it is specified to be a party, and this Agreement constitutes, and each other Transaction Document to which the Company is specified to be a party upon execution thereof will constitute, a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity

3.4           No Conflict.  Except as set forth in Schedule 3.4, the execution and delivery by the Company of this Agreement or any other Transaction Document to which it is, or is specified to be, a party, and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with, violate any provision of, result in the breach of, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of a material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under,  any applicable law, rule or regulation of any Governmental Authority, the certificate of incorporation, bylaws or other organizational documents of the Company or any of its Subsidiaries, or any Contract or other instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries may be bound, or of any Governmental Order applicable to any of them, or terminate or result in the termination of any such Contract or other instrument, or result in the creation of any Lien upon any of the properties or assets of the Company or any of its Subsidiaries, or constitute an event which (with or without notice or lapse of time or both) would result in any such conflict, violation, breach, acceleration, termination or creation of a Lien or result in a violation or revocation of any required consent, license, permit or approval from any Governmental Authority or other Person, except to the extent that the occurrence of any of the foregoing would not have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

3.5           Governmental Authorities; Consents.  Assuming the truth and completeness of the representations and warranties of Acquiror contained in this Agreement, no material consent, approval or authorization of, or material designation, declaration or filing with, any Governmental Authority or other Person is required on the part of the Company or any of its Subsidiaries with respect to the Company’s execution, delivery and performance of this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, or the consummation of the transactions contemplated hereby and thereby, except for (i) applicable requirements of the HSR Act or any similar foreign law; and (ii) as otherwise disclosed in Schedule 3.18.

3.6           Capitalization of the Company.

(a)           The authorized capital stock of the Company consists of 5,000,000 shares of Common Stock, of which, as of the date of this Agreement, (i) 3,623,809 are issued and outstanding, (ii) no shares of Common Stock are held by the Company in treasury, (iii) 372,017 shares of Common Stock are subject to outstanding Options, and 119,247 additional shares of Common Stock are reserved for issuance pursuant to the Option Plans and (iv) no shares of Common Stock are held by any of the Company’s Subsidiaries.  All of the issued and outstanding shares of Common Stock have been duly authorized and validly issued and are fully paid and nonassessable and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the DGCL, the Company’s certificate of incorporation, bylaws or other organizational document, or any Contract to which the Company or any of its Subsidiaries is a party or it or any of its properties or assets is otherwise bound.  The shares of Common Stock held by each of the Persons set forth in Schedule 3.6 constitute of all the issued and outstanding shares of capital stock of the Company as of the date of this Agreement. There are no bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Common Stock may vote (“Voting Company Debt”).

(b)           Except for the Options held by each of the Persons set forth in Schedule 3.6, the Company has not granted any outstanding options, warrants, rights or other securities convertible into or exchangeable or exercisable for shares of the Common Stock, or entered into any other commitments or Contracts to which the Company is a party or by which it is bound (i) for the issuance of additional shares, the sale of additional shares, the sale of treasury shares or for the repurchase or redemption of shares of Common Stock or other equity interests in the Company; (ii) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold any security convertible or exercisable for or exchangeable into any capital stock of or other equity interest in, the Company or any Voting Company Debt, (iii) obligating the Company to issue, grant, extend or enter into any such option, warrant, right, security, commitment, Contract or agreement or (iv) that give any person the right to receive any economic benefit derived from the economic benefits and rights occurring to holders of Common Stock.  There are no agreements of any kind which may obligate the Company to issue, purchase, redeem or otherwise acquire any of its capital stock, options or other equity-linked securities.

3.7           Capitalization of Subsidiaries.  The outstanding shares of capital stock, or other ownership interests, as applicable, of each of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable.  Except as set forth in Schedule 3.7, the Company or one or more of its wholly-owned Subsidiaries own of record and beneficially all the issued and outstanding shares of capital stock, or other ownership interests, as applicable, of such Subsidiaries free and clear of any Liens other than Permitted Liens and all such outstanding shares of capital stock, or other ownership interests, as applicable, of such Subsidiaries are not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right under any provision of the local or state law applicable to such shares, such Subsidiary’s certificate of incorporation, bylaws or other organizational document, or any Contract to which the Company or any of its Subsidiaries is a party or it or any of its properties or assets is otherwise bound.  There are no outstanding options, warrants, rights or other securities exercisable or exchangeable for any capital stock, or other ownership interests, as applicable, of such Subsidiaries, any other commitments or agreements providing for the issuance of additional shares, the sale of treasury shares, or for the repurchase or redemption of shares of such Subsidiaries’ capital stock, or other ownership interests, as applicable, or any agreements of any kind which may obligate any Subsidiary of the Company to issue, purchase, register for sale, redeem or otherwise acquire any of its capital stock, or other ownership interests, as applicable.  Except for its interests in its Subsidiaries and except for the ownership interests set forth in Schedule 3.7, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity or equity-linked interest, or hold any Voting Company Debt, or other ownership interests in any Person (other than such shares or interests having a value that is not material).

3.8           Financial Statements.  Attached as Schedule 3.8 hereto are the audited consolidated balance sheets and statements of income, cash flow and stockholders’ equity as of March 31, 2005 and March 31, 2006, together with the auditor’s reports thereon (the “Audited Financial Statements”).  Each of the Audited Financial Statements has been prepared from the books and records of the Company and its Subsidiaries in accordance with GAAP applied on a consistent basis throughout the periods covered thereby (except as otherwise stated in the footnotes or the audit opinion related thereto), presents fairly in all material respects the consolidated financial position, results of operations, cash flows and stockholders’ equity of the Company and its consolidated Subsidiaries at and as of the dates stated in such financial statements.

3.9           Undisclosed Liabilities.  Except as set forth in Schedule 3.9, there is no material liability, debt, obligation or claim of any nature, whether known or unknown, absolute, accrued, contingent or otherwise and whether due or to become due against the Company or its Subsidiaries of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations (i) reflected or reserved for on the latest Audited Financial Statements as of March 31, 2006 or disclosed in the notes thereto, (ii) that have arisen since the date of the Audited Financial Statements as of March 31, 2006 in the ordinary course of the operation of business of the Company and its Subsidiaries, or (iii) disclosed in the Schedules hereto.

3.10         Litigation and Proceedings.  Except (i) as set forth in Schedule 3.10 and (ii) Actions under Environmental Law (as to which certain representations and warranties are made pursuant to Section 3.22), there are no pending or, to the knowledge of the Company, threatened, Actions at law or in equity before or by any Governmental Authority against the Company or any of its Subsidiaries that (v) involve any accounting practices of the Company or any of its Subsidiaries or any malfeasance by any current or former executive officer of the Company, (w) involve, in any individual Action, a claim for monetary damages in excess of $1,000,000, (x) prohibit or materially restrict the Company or any of its Subsidiaries from operating their business as they have historically, (y) seek any injunctive relief that would have a material impact on the business of the Company and its Subsidiaries, or (z) would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. There are no unsatisfied material Governmental Orders pending against the Company or any of its Subsidiaries.  To the knowledge of the Company, no executive officer or director of the Company is a defendant in any Action or subject to any material Governmental Order in connection with his or her status as an executive officer or director of the Company or any of its Subsidiaries.

3.11         Legal Compliance.  Except with respect to (i) matters set forth in Schedule 3.11, and (ii) compliance with Environmental Laws (as to which certain representations and warranties are made pursuant to Section 3.22) (x) the Company and its Subsidiaries are currently (and at all times since March 31, 2004 have been) in compliance in all material respects with all applicable laws, and (y) since March 31, 2004, neither the Company nor any of its Subsidiaries has received any written communication from a Governmental Authority that alleges that the Company or any of its Subsidiaries is not in compliance in any material respect with any such applicable law. The Company has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder with respect to the Company SEC Documents

3.12         Contracts; No Defaults.

(a)           Schedule 3.12 contains a listing of all Contracts described in clauses (i) through (xv) below to which, as of the date of this Agreement, the Company or any of its Subsidiaries is a party.  True, correct and complete copies of Contracts referred to in clauses (i) through (xv) below have been delivered to or made available to Acquiror or its agents or representatives prior to the date hereof.

(i)            Each Contract that involves performance of services or delivery of goods and/or materials by or for the Company or any of its Subsidiaries of an amount or value in excess of $2,000,000 and is not cancelable on thirty (30) calendar days’ notice without payment or penalty;

(ii)           Each note, debenture, other evidence of indebtedness, guarantee, loan, credit or financing agreement or instrument or other Contract for money borrowed, including any agreement or commitment for future loans, credit or financing;

(iii)          Each Contract for the acquisition of any Person or any business unit thereof or the disposition of any material assets of the Company or its Subsidiaries (other than in the ordinary course of business), in each case involving payments in excess of $2,000,000;

(iv)          Each lease, rental or occupancy agreement, license, installment and conditional sale agreement, and other Contract affecting the ownership of, leasing of, title to, use of, or any leasehold, freehold or other interest in any real or personal property and involving aggregate payments in excess of $2,000,000 in any calendar year;

(v)           Each material licensing agreement with respect to Intellectual Property;

(vi)          Each joint venture Contract, partnership agreement, or limited liability company agreement or similar agreement or arrangement relating to the formation, creation, operation, management or control of any material partnership or joint venture;

(vii)         Each Contract requiring capital expenditures after the date of this Agreement in an amount in excess of $2,000,000 in any calendar year;

(viii)        Each Contract filed or required to be filed as an exhibit to the Company’s Annual Report on Form 10-K pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or disclosed or required to be disclosed by the Company in a Current Report on Form 8-K;

(ix)           Each Contract that purports to materially limit the right of the Company or any of its Subsidiaries or Affiliates to (A) engage or compete in any line of business or (B) compete with any Person or operate in any location;

(x)            Each Contract that (A) contains most favored customer pricing provisions (other than Contracts entered into in the ordinary course of business consistent with past practice) or (B) other than Contracts with distributors and Contracts entered into in the ordinary course of business consistent with past practice, grants any material exclusive rights, rights of first refusal, rights of first negotiations or similar rights to any Person;

(xi)           Each Contract between or among the Company or any of its Subsidiaries or Affiliates, on the one hand, and any of their respective Affiliates (other than the Company or any of its Subsidiaries), on the other hand; and

(xii)          Each Contract with a Governmental Authority involving annual payments in excess of $2,000,000.

(b)           Except as set forth in Schedule 3.12, all the Contracts listed pursuant to Section 3.12(a), Section 3.13, Section 3.14, Section 3.20 and Section 3.26, and the Contracts that would be required to be listed in Schedule 3.12 if the parenthetical phrase in 3.12(a)(x) were not given effect are (i) in full force and effect and (ii) represent the legal, valid and binding obligations of the Company or one of its Subsidiaries party thereto and, to the knowledge of the Company, represent the legal, valid and binding obligations of the other parties thereto.  Except as set forth in Schedule 3.12, (i) neither the Company nor any of its Subsidiaries party thereto nor any other party thereto is in material breach of or material default under any such Contract, (ii) neither the Company nor any of its Subsidiaries is and, to the Company’s knowledge, no other party to such Contract is in material breach of or material default under, any such Contract, (iii) neither the Company nor any of its Subsidiaries have received any claim or notice of material breach of or material default under any such Contract, (iv) to the knowledge of the Company, no event has occurred which individually or together with other events, would reasonably be expected to result in a material breach of or a material default under any such Contract (in each case, with or without notice or lapse of time or both) and (v) neither the Company nor any of its Subsidiaries has been determined to be a non-responsible bidder ineligible to contract with any Governmental Authority or suspended or debarred from contracting with any Governmental Authority.

3.13         Employee Benefit Plans.

(a)           Definitions.  The following terms, when used in this Section 3.13, shall have the following meanings.  Any of these terms may, unless the context otherwise requires, be used in the singular or the plural depending on the reference.

(i)            Employee Plans.  “Employee Plans” shall mean any written or material unwritten employment (except for employment agreements that are terminable at will, without cost or penalty, and do not provide for severance or change in control benefits), consulting, severance or other similar contract, arrangement or policy and each plan, arrangement, program, agreement or commitment providing for insurance coverage (including without limitation any self-insured arrangements), workers’ compensation, disability benefits, supplemental unemployment benefits, vacation benefits, retirement benefits, life, health, disability or accident benefits (including without limitation any “voluntary employees’ beneficiary association” as defined in Section 501(c)(9) of the Code providing for the same or other benefits) or for deferred compensation, profit-sharing bonuses, stock options, stock appreciation rights, stock purchases or other forms of incentive compensation, post-retirement insurance, compensation or benefits which is entered into, maintained, contributed to or required to be contributed to, as the case may be, by the Company or any of its Subsidiaries or under which the Company or any of its Subsidiaries may incur any material liability.  For this purpose, an employment agreement will be deemed to constitute a “material liability” if it provided for compensation or benefits during the fiscal year ended March 31, 2006 in excess of $100,000 or if it is reasonably expected, as of the date of this Agreement, that the compensation or benefits under such agreement would exceed $100,000 for the current fiscal year. The term “Employee Plans” includes each Multiemployer Plan, Pension Plan and Non-U.S. Plan.

(ii)           ERISA.  “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

(iii)          Multiemployer Plan.  “Multiemployer Plan” shall mean any “multiemployer plan” as defined in Section 4001(a)(3) of ERISA, which the Company or any of its Subsidiaries contributes to, or has in the last six years had an obligation to contribute to, which covers any current or former employee of the Company or any of its Subsidiaries.

(iv)          Non-U.S. Plan.  “Non-U.S. Plan” shall mean each Employee Plan that is adopted, maintained, contributed to or required to be contributed to by the Company or any of its Subsidiaries principally for the benefit of employees who are not United States citizens and perform services outside of the United States.

(v)           Pension Plan.  “Pension Plan” shall mean any “employee pension benefit plan” as defined in Section 3(2) of ERISA (other than a Multiemployer Plan) which the Company or any of its Subsidiaries sponsors, maintains, administers, contributes to, or is obligated to contribute to, which covers any current or former employee of the Company or any of its Subsidiaries.

(b)           Disclosure.  Schedule 3.13(b) contains a correct and complete list of each Employee Plan as of the date of this Agreement.  True, correct and complete copies of the following documents, with respect to each of the Employee Plans, if applicable, have been made available or delivered to Acquiror: (i) most recent plans and related trust documents, and material amendments thereto; (ii) Forms 5500 for the past two years; (iii) the most recent actuarial report; (iv) summary plan descriptions, summaries of material modifications, and any other material written communications that have been distributed to such Employee Plan participants in the past year or that otherwise materially modify the terms of the applicable Employee Plan as set forth in the documents referred to in clause (i) above; and (v) all material annuity contracts or other funding instruments.

(c)           Representations.  Except as separately described in the corresponding subsections of Schedule 3.13, the Company represents and warrants the following:

(i)            Neither the Company nor any of its Subsidiaries has any current or potential liability under Section 412 of the Code or Title IV of ERISA.  If, as of the date of this Agreement, the Company and all Subsidiaries were to withdraw from all Multiemployer Plans, they would incur no material liabilities under Title IV of ERISA or analogous foreign law.

(ii)           Each Employee Plan that covers current or former employees of the Company or any of its Subsidiaries that is intended to be qualified within the meaning of Section 401 of the Code has received a favorable determination or opinion letter from the Internal Revenue Service regarding its tax-qualification (and no event has occurred which, since the date of such letter, would reasonably be expected to result in the revocation of such determination letter).

(iii)          The Employee Plans have been maintained in all material respects in accordance with their terms and any applicable laws, and there is no material breach thereof or thereunder.  At and as of and including the Closing, the Company and the Subsidiaries shall have made, or, if applicable, accrued in accordance with the Company’s normal accounting practices, all contributions and payments required to be made by each of them up to and including the Closing with respect to each Employee Plan, except for such failures as would not be reasonably expected to result in any material liability to the Company or any of its Subsidiaries.

(iv)          None of the Company, any of its Subsidiaries, or any Employee Plan has any present or future obligation to provide health or life insurance benefits coverage to past or present employees of the Company and its Subsidiaries beyond their retirement or other termination of service except as required by applicable law.

(v)           Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in combination with another event) (i) result in any payment becoming due, or increase the amount of any compensation or benefits due, to any current or former employee of the Company and its Subsidiaries or with respect to any Employee Plan; (ii) increase any benefits otherwise payable under any Employee Plan; (iii) result in the acceleration of the time of payment or vesting of any such compensation or benefits; (iv) to the knowledge of the Company, limit or restrict the right of the Company to merge, amend or terminate any of the Employee Plans; or (v) result in the payment of any amount that would, individually or in combination with any other such payment, reasonably be expected to constitute an “excess parachute payment,” as defined in Section 280G(b)(1) of the Code.

(vi)          Fiduciary Duties and Prohibited Transactions. Neither the Company nor any of its Subsidiaries has any material liability with respect to any transaction in violation of Sections 404 or 406 of ERISA or any “prohibited transaction,” as defined in Section 4975(c)(1) of the Code, for which no exemption exists under Section 408 of ERISA or Section 4975(c)(2) or (d) of the Code.  Neither the Company nor any of its Subsidiaries has knowingly participated in a material violation of Part 4 of Title I, Subtitle B of ERISA or Section 4980B of the Code by any plan fiduciary of any Pension Plan.  The Secretary of Labor has not assessed a civil penalty on the Company or any of its Subsidiaries under Section 502(l) of ERISA that remains unpaid.

(vii)         No “accumulated funding deficiency” (for which an excise tax is due or would be due in the absence of a waiver) as defined in Section 412 of the Code or as defined in Section 302(a)(2) of ERISA, whichever may apply, exists with respect to any Pension Plan, whether or not waived.  None of the Company or any of its Subsidiaries is subject to the payment of material penalties or interest for failure to pay when due any “required installment” within the meaning of Section 412(m) of the Code and Section 302(e) of ERISA, whichever may apply, with respect to any Pension Plan.

(viii)        The Company has paid all premiums (and interest charges and penalties for late payment, if applicable) due the Pension Benefit Guarantee Corporation (the “PBGC”).  None of the Company or any of its Subsidiaries has engaged in a transaction described in Section 4069 of ERISA. Within the last four plan years, there has been no “reportable event” (as defined in Section 4043(c) of ERISA and the PBGC regulations under such Section) with respect to any Pension Plan (other than such events for which notice has been waived under applicable PBGC regulations) and, as to any Non-U.S. Plans, there has been no analogous event under applicable foreign law.  No such reportable event (other than such events for which notice has been waived under applicable PBGC regulations), or analogous event under applicable foreign law, is expected to occur as a result of consummation of the transaction contemplated by this Agreement.  No filing has been made by the Company or any of its Subsidiaries with the PBGC, and no proceedings commenced by the PBGC, to terminate any Pension Plan.

(ix)           The pension liabilities under all Non-U.S. Plans pursuant to which any present or former employee in Germany has earned any claim or benefit are either funded or sufficient book reserves to the maximum extent permitted by applicable law have been accrued in accordance with GAAP and are backed by pension re-insurances where such option is provided for in the relevant Pension Plan, except for any failure that would not result in material liability to the Company or any of its Subsidiaries.  As to such plans, the contributions to direct insurances, if any, are free of any liens or pledges or any other third party right affecting these insurances with the exception of potential assignment of claims for the relevant beneficiaries of these plans.

(x)            With respect to any Non-U.S. Plan that is a registered pension plan under the Pension Benefits Act of Ontario, (i) any payments, distributions or withdrawals from or transfers of assets to or from any such plan or any other application of such plan’s assets including contribution holidays, have been made in material compliance with the terms of such plan and all applicable laws and occurred with the consent, to the extent required, of any applicable regulatory authorities and there are no outstanding transfers of assets to any such plan from another plan yet to be completed, (ii) where any such plan has been or is subject to a partial or full wind-up, all assets, including any surplus, attributable to such partial or full wind-up have been fully distributed in material compliance with all applicable laws or where such distribution of assets is pending, the amount of the  surplus attributable to such partial or full wind-up together with the date as of which such amount is determined is disclosed in Schedule 3.13(c), (iii) to the knowledge of the Company, no event has occurred respecting any such plan which would reasonably be expected to result in the revocation of the registration of such plan or entitle any Person (without the consent of the Company or its Subsidiaries) to wind-up or terminate any such plan, in whole or in part, or which could otherwise reasonably be expected to materially adversely affect the tax status of any such plan, (iv) except in accordance with the terms of such Non-U.S. Plan, no material conditions have otherwise been imposed by any Person and no undertakings or commitments have been given to any employee or any other Person concerning the use of assets relating to any such Non-U.S. Plan or any related funding medium, and (v) there are no material unfunded liabilities in respect of any such plan including material going concern unfunded liabilities, solvency deficiencies or material wind-up deficiencies except as disclosed in Schedule 3.13(c).

3.14         Labor Relations.  Except as set forth in the corresponding subsections of Schedule 3.14:

(a)           Neither the Company nor any of its Subsidiaries is a party to any labor or collective bargaining agreement and there are no other labor or collective bargaining agreements that are binding on the Company or any of its Subsidiaries.  The Company has delivered or made available to Acquiror true, correct and complete copies of each such labor or collective bargaining agreement, as amended to date.

(b)           There are no strikes, work stoppages, unfair labor practice charges, slowdown, lockouts, grievances (other than grievances that will, individually, result in damage award or settlement amount payable by the Company or any of its Subsidiaries of less than $1,000,000), or other material labor disputes pending or, to the knowledge of the Company, threatened against or involving the Company or any of its Subsidiaries, and, since March 31, 2004, neither the Company nor any of its Subsidiaries has experienced any strike, work stoppage or lockout.  To the knowledge of the Company, neither the Company nor any of its Subsidiaries has any current or potential liability, individually or in the aggregate, in excess of $1,000,000 with respect to any misclassification of any person or persons as an independent contractor rather than as an employee.

3.15         Taxes.  Except as otherwise set forth in Schedule 3.15:

(a) All federal, state, local and foreign tax returns of the Company and its Subsidiaries (“Tax Returns”), including those Tax Returns relating to income, employment, franchise, property, sales and use, and excise taxes, and any other taxes due from and/or withheld by or required to be withheld by the Company and its Subsidiaries (including by reason of being a member  of a combined, consolidated, affiliated or similar Tax group) (collectively, “Taxes”) have been duly and timely filed and are correct and complete in all material respects.  There are no Tax liens on any assets of the Company or any of its Subsidiaries, other than Permitted Liens.

(b)           All Taxes of the Company and its Subsidiaries have been timely and appropriately paid.  The Company and its Subsidiaries have withheld all amount required to be withheld by applicable Tax law.

(c)           None of the Tax Returns has been audited or is being audited by any taxing authority, and no statute of limitations has been extended with respect to any Tax Return.

(d)           No assessment, audit or other proceeding by any taxing authority, court or other Governmental Authority is pending, or, to the knowledge of the Company, threatened with respect to the Taxes or Tax Returns of the Company or any of its Subsidiaries.

(e)           There are no outstanding agreements, waivers or arrangements extending the statutory period of limitations applicable to any claim for, or the period for the collection or assessment of, Taxes due for any taxable period.

(f)            The Company is not a U.S. real property holding corporation within the meaning of Section 897 of the Code.

3.16         Brokers’ Fees.  Except as set forth in Schedule 3.16 and except for the fees payable to Merrill Lynch & Co., Credit Suisse Securities (USA) LLC, or their respective Affiliates (which fees shall be paid by the Holder Representative as a Holder Allocable Expense), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by the Company, any of its Subsidiaries or their Affiliates.

3.17         Insurance.  Schedule 3.17 contains a summary description of all policies of property, fire and casualty, product liability, workers’ compensation, and other forms of insurance held by, or for the benefit of, the Company or any of its Subsidiaries as of the date of this Agreement.  True, correct and complete copies of such insurance policies have been made available to Acquiror prior to the date hereof.  Each such material policy is in full force and effect.  No notice of cancellation or termination has been received with respect to any such current policy.

3.18         Licenses, Permits and Authorizations.  Except as set forth in Schedule 3.18, and subject to Section 3.22 herein (which contains the Company’s sole and exclusive representations and warranties with respect to Permits (as defined below) required under, and otherwise obtained pursuant to, any applicable Environmental Law), the Company and its Subsidiaries have obtained all of the material licenses, certificates, approvals, consents, filings, registrations, notifications, authorizations and permits (collectively, “Permits”) from any Governmental

Authority or other Person necessary to permit the Company and its Subsidiaries to own, operate, use and maintain their assets in all material respects in the manner in which they are now operated and maintained and to conduct in all material respects the business of the Company and its Subsidiaries as currently conducted. Except with respect to Permits otherwise obtained pursuant to applicable Environmental Laws, the Company and each of its Subsidiaries is currently in compliance in all material respects with its obligations under, and the terms of, each Permit, and (i) no event has occurred or condition or state of facts exists which constitutes or, after notice or lapse of time or both, would constitute a material breach or material default under any such Permit or which permits or, after notice or lapse of time or both, would permit revocation or termination of any such material Permit, or which would materially and adversely affect the rights of any member of the Company or any of its Subsidiaries under any such Permit; (ii) no notice of cancellation, or of material default concerning any such Permit has been received by the Company or any of its Subsidiaries since March 31, 2004; and (iii) each such Permit is valid, subsisting and in full force and effect.

3.19         Machinery, Equipment and Other Tangible Property.  Except as set forth in Schedule 3.19, the Company or its Subsidiaries own and have good title to all material machinery, equipment and other tangible property reflected on the books of the Company and its Subsidiaries as owned by the Company or its Subsidiaries, free and clear of all Liens other than Permitted Liens.  The material machinery, equipment or other tangible personal property owned or leased by the Company and its Subsidiaries are, taken as a whole, in good working condition and repair (reasonable wear and tear excepted).

3.20         Real Property.  Schedule 3.20 lists (a) all Owned Real Property and (b) all Leased Real Property.  True, correct and complete copies of all leases entered into in connection with the Leased Real Property (collectively, “Real Property Leases”) and amendments thereto, if any, have been provided to Acquiror.  Except as set forth in Schedule 3.20, the Company or one of its Subsidiaries has good and marketable fee simple title to all Owned Real Property subject only to any (i) Permitted Liens, (ii) Liens constituting a lease, sublease or occupancy agreement that gives any third party any right to occupy any portion of the Owned Real Property and (iii) Liens reflected on any survey or in any title report delivered to Acquiror prior to the date of this Agreement, in the case of (ii) and (iii), none of which interfere in any material respect with the conduct of the business of the Company and its Subsidiaries as currently conducted.  The Company has provided a copy of the most recent survey and the most recent owner’s policy of title insurance procured by the Company or its Subsidiaries for each Owned Real Property described on Schedule 3.20.  Except as set forth in Schedule 3.20, the Company or one of its Subsidiaries has a valid and subsisting leasehold estate in, and enjoys peaceful and undisturbed possession of, all Leased Real Property, subject only to (A) Permitted Liens, and (B) Liens constituting a lease, sublease or occupancy agreement that gives any third party any right to occupy any portion of the Leased Real Property.  The Company and its Subsidiaries, as applicable, have the right to use all of the Leased Real Property in accordance with the applicable Real Property Lease for the conduct of the business of the Company and its Subsidiaries.  The Owned Real Property and the Leased Real Property, and all Real Property leased by the Company or its Subsidiaries that does not fall within the definition of Leased Real Property, comprises all of the material real property occupied by the Company and its Subsidiaries.

3.21         Intellectual Property.  (a) Schedule 3.21 lists each material patent, registered trademark, registered service mark or trade name, registered copyright or mask work, domain name, application and registration for any of the foregoing (collectively, “Intellectual Property Rights”) owned by the Company or any of its Subsidiaries for which applications have been filed or registrations or patents have been obtained, whether in the United States or internationally as of the date of this Agreement.  Except as set forth in Schedule 3.21, to the knowledge of the Company, (a) the Company or one of its Subsidiaries owns all right, title and interest in and to each item of Intellectual Property Rights owned by it, free and clear of all Liens other than Permitted Liens, and (b) the Company or one of its Subsidiaries own or have the right to use pursuant to license, sublicense, agreement or permission, all Intellectual Property Rights used in the operation of the business of the Company and any of its Subsidiaries, as presently conducted, except where the failure to have such rights would not have, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole. (b) Except as set forth in Schedule 3.21, (i) to the knowledge of the Company, the Company and its Subsidiaries are not interfering with, infringing upon, misappropriating or otherwise violating Intellectual Property Rights of any Person, the Company and its Affiliates have not received from any Person since March 31, 2004 any written notice, charge, complaint, claim or other written assertion of any present, impending or threatened infringement or violation by or misappropriation of, or other conflict with, any Intellectual Property Rights of any Person except as would not reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, and (iii) there are no unresolved pending or threatened Actions that challenge or otherwise question the validity, enforceability or effectiveness of any Intellectual Property Rights.

3.22         Environmental Matters.

(a)           Except as set forth in Schedule 3.22:

(i)            The Company and its Subsidiaries possess all material permits required under Environmental Law in connection with their current business operations and are in material compliance with all applicable Environmental Laws and conditions of such permits.  The Company and its Subsidiaries have not, since March 31, 2004 (and, with respect to the real property owned or leased by the Falk Corporation since May 16, 2005) received written notice of a material actual or, to the knowledge of the Company, threatened material Environmental Claim.

(ii)           To the knowledge of the Company, the Company and its Subsidiaries have not treated, stored, disposed of, arranged for the disposal of, transported to, or Released in reportable quantities any Hazardous Materials from, on or under any Owned Real Property or real property leased by the Company or any of its Subsidiaries, or any property formerly owned or occupied by the Company or any of its Subsidiaries, or any third party location to which the Company or any of its Subsidiaries sent, or caused to be sent, Hazardous Materials, except (A) in material  compliance with applicable Environmental Laws, and (B) in a manner that has not resulted in a pending material Environmental Claim against the Company or its Subsidiaries or any ongoing material remediation requirements for the Company or its Subsidiaries under any Environmental Law.

(iii)          Neither the Company nor its Subsidiaries have tendered contractual indemnity claims against any third-party with respect to any material pending Environmental Claims, or received actual or, to the knowledge of the Company, threatened written notice that the Company and its Subsidiaries have a contractual indemnification obligation with respect to any material pending Environmental Claims including notices related to any real property formerly owned or operated by the Company or any Subsidiary of the Company.

(b)           To the knowledge of the Company, other than de minimis quantities, all foundry sand and related substances used, sold, transferred or distributed by the Company or its Subsidiaries from the Owned Real Property located at 1314 Rawson Avenue in South Milwaukee, Wisconsin for beneficial reuse purposes are and have been in material compliance with, and have met either Category 1 or Category 2 levels as defined in, Wisconsin Administrative Code Chapter NR 538 or as otherwise approved by the Wisconsin Department of Natural Resources.

(c)           The Company has provided to Acquiror prior to the date hereof copies of all environmental site assessments in its possession or control that were performed in connection with this Agreement, the Invensys Agreement, and the Falk Agreement with respect to the Owned Real Property or Leased Real Property, all of which are listed on Schedule 3.22.

(d)           To the knowledge of the Company, the Company’s only financial assurance obligations required pursuant to Environmental Law with respect to the transport, storage, and disposal of solid and hazardous wastes relates to the landfill located at 1314 Rawson Avenue in South Milwaukee, Wisconsin.

3.23         SEC Documents.

(a)           The Company and its Subsidiaries have timely filed all reports, forms, statements and other documents (collectively, the “Company SEC Documents”) required to be filed by them with the SEC since March 31, 2004.

(b)           As of its respective date, each Company SEC Document complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the Securities Act of 1933, as amended (the “Securities Act”), as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Document.  Except to the extent that information contained in any Company SEC Document has been revised or superseded by a later filed Company SEC Document, none of the Company SEC Documents contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

3.24         Absence of Certain Changes or Events.

(a)           From March 31, 2006 through the date of this Agreement, there has not been any Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, or any event, change, effect or development that would, individually or in the aggregate, have or reasonably be expected to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(b)           From March 31, 2006 through the date of this Agreement, the Company and its Subsidiaries have, in all material respects, conducted their business and operated their properties in the ordinary course of business consistent with past practice.

(c)           Except as set forth in Schedule 3.24, there has not been any action taken by the Company or any of its Subsidiaries from March 31, 2006 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of Section 5.1(a), 5.1(b), 5.1(d), 5.1(e), 5.1(f), 5.1(h), 5.1(k), 5.1(n) or 5.1(o) if taken after the date of this Agreement.

3.25         Related Party Transactions.  Except as set forth in Schedule 3.25, and other than compensation payable to officers, directors and employee expense reimbursement obligations, there are no outstanding material amounts payable to or receivable from, or advances by the Company or any of its Subsidiaries to, and neither the Company nor any of its Subsidiaries is otherwise a creditor or debtor (with respect to any material loan obligation) to, or party to any material Contract or material transaction with (other than an employment or retention agreement or any employee benefit plan or obligation relating thereto), any stockholder, director, officer or other Affiliate of the Company or any of its Subsidiaries (other than the Company or any Subsidiary), or to the Company’s knowledge any relative of any of the foregoing.  To the knowledge of the Company, the Company has made available to Acquiror all Contracts entered into between or among the shareholders of the Company relating to the Company or the capital stock of the Company.

3.26         Customers; Suppliers.  Schedule 3.26 sets forth (a) the top ten (10) customers of the Company and its Subsidiaries, together with the total revenue generated from each such customer from March 31, 2005 to March 31, 2006 and (b) the top ten (10) suppliers of the Company and its Subsidiaries (based on amounts spent by the Company and its Subsidiaries from March 31, 2005 to March 31, 2006).  Since March 31, 2005, none of the Company or any of its Subsidiaries has received any written notice that any such customer or supplier intends to cancel any Material Contract or materially reduce the level of business it currently conducts with the Company and/or any of its Subsidiaries (as a result of the Merger or otherwise).

3.27         Recalls.  Except as set forth in Schedule 3.27, since March 31, 2004, the Company and its Subsidiaries have not experienced any (i) recall of products required by any Governmental Order or (ii) any mass recall of products sold to multiple customers, excluding any replacement or repair of products in the ordinary course of business.

3.28         Foreign Corrupt Practices Act.  None of Company or its Subsidiaries or, to the knowledge of the Company, any employee, officer, director or agent or other Person associated with or acting on behalf of Company or its Subsidiaries, has with respect to the Company or its

Subsidiaries (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity; (ii) made any unlawful payment to any foreign or domestic government official or employee from corporate funds; (iii) violated in any material respect or is in material violation of any provision of the Foreign Corrupt Practices Act of 1977 applicable to the Company or its operations; or (iv) made any unlawful bribe, rebate, payoff, influence payment, kickback or other unlawful payment.

3.29         Invensys and Falk Indemnities.  The Company has made available to Acquiror prior to the date hereof true and complete copies (including all amendments) of each of (a) the Stock Purchase Agreement dated as of April 5, 2005 by and among a Subsidiary of the Company, Hamilton Sunstrand Corporation and Falk Corporation (the “Falk Agreement”); and (b) the Stock Purchase Agreement dated as of September 27, 2002 by and among an Affiliate of the Company, Invensys plc and certain other parties named therein (the “Invensys Agreement”; together with the Falk Agreement, the “Acquisition Agreements”).  The execution and delivery of this Agreement and each other Transaction Document and the consummation of the transactions contemplated hereby and thereby will not result in the termination of, or in any way adversely affect or alter the terms of, any provision of, or in any way lessen or alter any benefit provided to the Company and its Subsidiaries under, either of the Acquisition Agreements, including the indemnity provisions contained in Article IX of the Falk Agreement, and Article 9 of the Invensys Agreement, respectively.

3.30         No Additional Representation or Warranties.  Except as provided in this Article III, neither the Company nor any of its Affiliates, nor any of their respective directors, officers, employees, shareholders, partners, members or representatives has made, or is making, any representation or warranty whatsoever to Acquiror or Merger Sub or their Affiliates and no such party shall be liable in respect of the accuracy or completeness of any information provided to Acquiror or Merger Sub or their Affiliates.  For the purposes herein, any information provided to, or made available to, Acquiror or Merger Sub by the Company and its Subsidiaries shall include any and all information that may be contained or posted in any electronic data room established by the Company in connection with the transactions contemplated by this Agreement.  The Company hereby acknowledges and agrees that no investigation or review of the information provided to, or made available to, Acquiror, Merger Sub or any of their respective advisors or representatives by the Company, its Subsidiaries and their respective advisors and representatives, other than the information set forth in the Company Disclosure Schedules, shall be deemed to alter or amend the representations and warranties set forth in this Article III.

ARTICLE IV.
REPRESENTATIONS AND WARRANTIES OF ACQUIROR AND MERGER SUB

Acquiror and Merger Sub represent and warrant to the Company as follows:

4.1           Corporate Organization.  Each of Acquiror and Merger Sub has been duly incorporated and is validly existing as a corporation in good standing under the laws of the State of Delaware and has the corporate power and authority to own or lease or otherwise hold its properties and assets and to conduct its business as it is now being conducted.  The copies of the Certificate of Incorporation of each of Acquiror and Merger Sub, certified by the Secretary of the

State of Delaware and their Bylaws, certified by the Secretary of Acquiror and Merger Sub, respectively, previously delivered by Acquiror to the Company, are true, correct and complete.  Each of Acquiror and Merger Sub is duly licensed or qualified and in good standing as a foreign corporation in each jurisdiction in which the ownership of its property or the character of its activities is such as to require it to be so licensed or qualified, except where the failure to be so licensed or qualified would not have a material adverse effect on the ability of Acquiror or Merger Sub to enter into this Agreement or consummate the transactions contemplated hereby.

4.2           Due Authorization.  Each of Acquiror and Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and the other Transaction Documents to which it is, or is specified to be, a party, and (subject to the approvals discussed below) to consummate the transactions contemplated hereby and thereby.  The execution and delivery of this Agreement and the other Transaction Documents to which the Acquiror and/or Merger Sub, as applicable, is specified to be, a party, and the consummation of the transactions contemplated hereby and thereby by the Acquiror and/or Merger Sub, as applicable, have been duly and validly authorized and approved by the Board of Directors and the stockholders of Acquiror and approved by the Board of Directors of Merger Sub, and no other corporate proceeding on the part of Acquiror or Merger Sub is necessary to authorize this Agreement, the other Transaction documents to which it is, or is specified to be, a party, or the transactions contemplated hereby and thereby.  This Agreement has been duly and validly executed and delivered by each of Acquiror and Merger Sub, and Acquiror and/or Merger Sub, as applicable, will, subject to the terms and conditions hereof, and, at or prior to the Closing, will, subject to the terms and conditions hereof, duly execute and deliver each other Transaction Document to which it is specified to be a party, and this Agreement constitutes, and each other Transaction Document to which Acquiror and/or Merger Sub, as applicable, is specified to be a party upon execution thereof will constitute a legal, valid and binding obligation of Acquiror and Merger Sub, enforceable against Acquiror and Merger Sub in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

4.3           No Conflict.  Except as set forth in Schedule 4.3, the execution and delivery by Acquiror and Merger Sub of this Agreement or any other Transaction Document to which it is, or is specified to be, a party and the consummation of the transactions contemplated hereby and thereby does not and will not conflict with, violate any provision of, or result in the breach of, or give rise to a right of termination, cancellation or acceleration of any obligation or to a loss of material benefit under, or to increased, additional, accelerated or guaranteed rights or entitlements of any Person under, any applicable law, rule or regulation of any Governmental Authority, the Certificate of Incorporation, Bylaws, as amended, or other organizational documents of Acquiror and Merger Sub, or any Contract, agreement, indenture or other instrument to which Acquiror or Merger Sub is a party or by which Acquiror or Merger Sub may be bound, or of any Governmental Order, judgment or decree applicable to Acquiror or Merger Sub, or terminate or result in the termination of any such Contract or other agreement, indenture or instrument, or result in the creation of any Lien upon any of the properties or assets of Acquiror or Merger Sub or constitute an event which, after notice or lapse of time or both, would result in any such violation, breach, acceleration, termination or creation of a Lien, or result in a violation or revocation of any required consent, license, permit or approval from any

Governmental Authority or other Person, except to the extent that the occurrence of any of the foregoing would not have a material adverse effect on the ability of Acquiror and Merger Sub to enter into and perform their obligations under this Agreement.

4.4           Litigation and Proceedings.  There are no lawsuits, actions, suits, claims or other proceedings at law or in equity, or, to the knowledge of Acquiror, investigations, pending before or by any Governmental Authority or, to the knowledge of Acquiror, threatened, against Acquiror or Merger Sub which, if determined adversely, could reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement.  There is no unsatisfied judgment or any open injunction binding upon Acquiror or Merger Sub which could reasonably be expected to have a material adverse effect on the ability of Acquiror or Merger Sub to enter into and perform its obligations under this Agreement.

4.5           Governmental Authorities; Consents.  Assuming the truth and completeness of the representations and warranties of the Company contained in this Agreement, no material consent, approval or authorization of, or material designation, declaration or filing with, any Governmental Authority or other Person is required on the part of Acquiror or Merger Sub with respect to Acquiror or Merger Sub’s execution, delivery and performance of this Agreement and the other Transaction Documents to which Acquiror and/or Merger Sub, as applicable, is, or is specified to be, a party, or the consummation of the transactions contemplated hereby, except for (i) applicable requirements of the HSR Act or any similar foreign law and (ii) as otherwise disclosed in Schedule 4.5.

4.6           Financial Ability.  Attached hereto as Annex D is a true and complete copy of the executed commitment letter from the banks named therein to Acquiror (the “Debt Financing Commitment”), pursuant to which lenders party thereto have agreed to provide or cause to be provided $1,420,000,000, subject to the terms and conditions set forth therein, for the purposes of funding payment of the Merger Consideration and fees and expenses of Acquiror relating to the transactions contemplated by this Agreement (the “Debt Financing”).  Attached hereto as Annex E is a true and complete copy of the executed equity commitment letter (the “Equity Financing Commitment” and, together with the Debt Financing Commitments, the “Financing Commitments”), by and between Acquiror and Apollo Management VI, L.P. (“Apollo”) pursuant to which Apollo has committed that certain of its Affiliates will provide equity financing in the amount of $480,000,000, subject to the terms and conditions set forth therein, to purchase Common Stock of Acquiror (the “Equity Financing” and, together with the Debt Financing, the “Financing”).  The Equity Financing Commitment, in the form so delivered, is in full force and effect and is a legal, valid and binding obligation of Acquiror and the other parties thereto. The Debt Financing Commitment, in the form so delivered, is a legal, valid and binding obligation of Acquiror and, to the knowledge of Acquiror as of the date of this Agreement, the other parties thereto. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would result in the Debt Financing not being available at Closing.  As of the date of this Agreement, to the knowledge of Acquiror and Merger Sub, Acquiror has no reason to believe that it will be unable to satisfy on a timely basis any term or condition of closing to be satisfied by it contained in the Financing Commitments.  Acquiror has fully paid any and all commitment fees or other fees required by the Financing Commitments to be paid on or before the date of this Agreement.  Subject to its terms and conditions, the

Financing, when funded in accordance with the Financing Commitments, will provide Acquiror with acquisition financing at the Effective Time of the Merger sufficient to consummate the Merger upon the terms contemplated by this Agreement and pay all related fees and expenses.  There is no condition to the funding of the financing described in the Debt Financing Commitment other than the conditions precedent set forth in the Debt Financing Commitment.

4.7           Brokers’ Fees.  Except fees described on Schedule 4.7 (which fees shall be the sole responsibility of Acquiror), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Acquiror or any of its Affiliates.

4.8           No Outside Reliance.  Notwithstanding anything contained in this Article IV or any other provision hereof, each of Acquiror and Merger Sub acknowledge and agree that neither the Company nor any of its Affiliates, agents or representatives is making any representation or warranty whatsoever, express or implied, beyond those expressly given in this Agreement, including any implied warranty or representation as to condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company or its Subsidiaries.  Without limiting the generality of the foregoing, it is understood that any cost estimates, financial or other projections or other predictions that may be contained or referred to in the Schedules hereto or elsewhere, as well as any information, documents or other materials (including any such materials contained in any “data room” or reviewed by Acquiror pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to Acquiror or any of its Affiliates, agents or representatives are not and will not be deemed to be representations or warranties of the Company, and no representation or warranty is made as to the accuracy or completeness of any of the foregoing except as may be expressly set forth in this Agreement.  Except as otherwise expressly set forth in this Agreement, Acquiror understands and agrees that any inventory, equipment, vehicles, assets, properties and business of the Company and its Subsidiaries are furnished “as is”, “where is” and subject to the representations and warranties contained in Article III, with all faults and without any other representation or warranty of any nature whatsoever. Acquiror and Merger Sub acknowledge and agree that their obligations to consummate the transactions contemplated hereby are in no way conditioned upon any Options being treated as Rollover Options under this Agreement or the consummation of the transactions contemplated by the Rollover Agreement.

4.9           Acquisition of Interests for Investment.  Acquiror has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in this Merger.  Acquiror confirms that the Company has made available to Acquiror and Acquiror’s agents the opportunity to ask questions of the officers and management employees of the Company and its Subsidiaries as well as access to the documents, information and records of the Company and its Subsidiaries and to acquire additional information about the business and financial condition of the Company and its Subsidiaries, and Acquiror confirms that it has made an independent investigation, analysis and evaluation of the Company and its Subsidiaries and their respective properties, assets, business, financial condition, documents, information and records.  Acquiror is acquiring the stock of the Surviving Corporation for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling common stock of the Surviving Corporation.

Acquiror understands and agrees that common stock of the Surviving Corporation may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act of 1933, as amended, except pursuant to an exemption from such registration available under such Act, and without compliance with state, local and foreign securities laws, in each case, to the extent applicable.

ARTICLE V.
COVENANTS OF THE COMPANY

5.1           Conduct of Business.  From the date of this Agreement through the Closing, the Company shall, and shall cause its Subsidiaries to, except as contemplated by this Agreement, or as consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied) operate its business in the ordinary course and substantially in accordance with past practice and shall use its reasonable best efforts to maintain its assets and relationships with third parties and keep available the services of its present officers and employees.  Without limiting the generality of the foregoing, except as set forth in Schedule 5.1 or consented to by Acquiror in writing (which consent shall not be unreasonably conditioned, withheld, delayed or denied), the Company shall, and the Company shall cause its Subsidiaries to, except as specifically contemplated by this Agreement:

(a)           not change or amend the Certificate of Incorporation, Bylaws or other organizational documents of the Company or its Subsidiaries, except as otherwise required by law;

(b)           not declare, issue, pay or make any dividend or distribution to the stockholders of the Company, or set aside any funds for the purpose thereof, other than dividends paid or payable in cash;

(c)           not materially and adversely modify, assign (other than to a Wholly Owned Subsidiary), terminate or renew any Contract of a type required to be listed on Schedule 3.12, Schedule 3.14, or Real Property Leases required to be listed on Schedule 3.20 if in effect on the date of this Agreement, except in the ordinary course of business;

(d)           not, directly or indirectly (through any merger, consolidation, reorganization, issuance of securities or rights, or otherwise), sell, assign, transfer, convey, lease or otherwise dispose of any assets or properties, except in the ordinary course of business;

(e)           not, except as otherwise required by law, existing Employee Plans or in the ordinary course consistent with past practice, (i) take any action with respect to the grant of any material severance or material termination payment (other than pursuant to policies or agreements of the Company or any of its Subsidiaries in effect on the date of this Agreement) which will become due and payable on or after the Closing Date; (ii) make any material change in the key management structure of the Company or any of its Subsidiaries, including the hiring of additional officers or the termination of existing officers, other than in the ordinary course of business; (iii) adopt, enter into, terminate or amend any Employee Plan if such action would be material to the Company; (iv) accelerate the time of payment or vesting of any material compensation or material benefits under any Employee Plan; or (v) except as otherwise provided in any applicable collective bargaining agreement or as required by Contract or by law, increase any compensation of any employee, director, independent contractor or consultant;

(f)            not acquire by merger or consolidation with, or merge or consolidate with, or purchase substantially all of the assets of, otherwise acquire any assets or business of, or acquire any equity interests in, or make any investment in, any corporation, partnership, association, joint venture or other business organization or division thereof (other than any Wholly Owned Subsidiaries of the Company), other than investments and acquisitions not in excess of $2,000,000 in any one case;

(g)           not make any loans or advances to any Person, or make any guarantee for the benefit of any Person (other than the Company or a Wholly Owned Subsidiary of the Company), except for advances to employees or officers of the Company or its Subsidiaries for expenses incurred in the ordinary course of business;

(h)           not make or change any Tax election or any material method of Tax accounting, amend any Tax Return or file any claim for Tax refunds, enter into any material closing agreement, settle or compromise any Tax claim, audit or assessment, or surrender any right to claim a material Tax refund, offset or other reduction in Tax liability;

(i)                   not transfer, issue, sell, pledge, encumber or dispose of any shares of capital stock or other securities of the Company or any of its Subsidiaries (other than issuances of Common Stock upon exercise of any Options outstanding as of the date of this Agreement) or grant options, warrants, calls or other rights to purchase, redeem or otherwise acquire shares of the capital stock or other securities of the Company or any of its Subsidiaries;

(j)            not cancel any indebtedness owed to it or waive any material rights, including the settlement of any material claims or litigation, other than in the ordinary course of business consistent with past practice;

(k)           not accelerate or delay collection of any notes or accounts receivable in advance of or beyond their regular due dates, other than in the ordinary course of business consistent with past practice;

(l)            not delay or accelerate payment of any account payable or other liability beyond or in advance of its due date or the date when such liability, other than in the ordinary course of business consistent with past practice;

(m)          not split, combine or reclassify its outstanding capital stock or other equity securities;

(n)           not incur, create, assume or guarantee any Funded Debt or other indebtedness, other than (i) ordinary course working capital borrowings under the Existing Credit Agreement, (ii) indebtedness outstanding of the Company or another Wholly Owned Subsidiary owed to the Company or another Subsidiary and (iii) short term working capital borrowings or capital leases that do not involve any pre-payment penalties;

(o)           not license, sell transfer, pledge, modify, disclose, dispose of, dedicate to the public or forfeit any material Intellectual Property Right held by the Company, except in the ordinary course of business consistent with past practice;

(p)           not change any accounting methods or practices, except as required by GAAP;

(q)           not adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of the Company or any of its Subsidiaries;

(r)            not effectuate a “plant closing” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local law, affecting in whole or in part any site of employment, facility or operating unit of the Company or any of its Subsidiaries; and

(s)           not enter into any agreement, or otherwise become obligated, to do any action prohibited hereunder.

5.2           Inspection; Cooperation.

(a)           Subject to confidentiality obligations and similar restrictions that are applicable to information furnished to the Company or any of its Subsidiaries by third-parties that are in the Company’s or any of its Subsidiaries’ possession from time to time, the Company shall, and shall cause its Subsidiaries to, afford to Acquiror and its accountants, counsel and other representatives reasonable access, during normal business hours, in such manner as to not interfere with normal operation of the Company and its Subsidiaries, to all of their respective properties, books, contracts, commitments, tax returns, records and appropriate officers and employees of the Company and its Subsidiaries, shall furnish Acquiror and its representatives with all financial and operating data and other information concerning the affairs of the Company and its Subsidiaries as such representatives may reasonably request, and shall instruct its employees, counsel, financial advisors, auditors and other representatives to cooperate in all reasonable respects with Acquiror and its Affiliates and representatives in its and their due diligence investigation of the Company and its Subsidiaries.  No investigation by Acquiror and its Affiliates, accountants, counsel and other representatives pursuant to this Section 5.2 shall be deemed to modify or otherwise affect the representations and warranties of the Company contained in this Agreement.

(b)           The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers and employees to provide, all cooperation reasonably requested by Acquiror in connection with the arrangement and consummation of, and the negotiation of agreements with respect to, the Debt Financing (and any substitutions or replacements thereof).  In furtherance of and not in limitation of the foregoing, the Company shall, and shall cause its Subsidiaries and its and their respective officers and employees to, (i) cause the senior officers of the Company to be reasonably available, on reasonable advance notice, to Acquiror and the financial institutions providing the Debt Financing to participate in due diligence sessions and to participate in presentations (including any “road shows”, lender meetings or similar presentations) related with the Debt Financing, (ii) assist in the preparation of one or more appropriate and customary offering documents and bank books, including the MD&A and business description to be contained therein, and assist Acquiror and the financial institutions providing the Debt Financing in preparing other appropriate and customary marketing materials, in each case to be used in connection with the Debt Financing, and (iii) request the Company’s independent auditors to prepare and deliver “comfort letters”, dated the date of each offering document used in connection with any transaction in connection with the Debt Financing (with appropriate bring down comfort letters delivered on the Closing Date for each component of the Debt Financing), in compliance with professional standards and otherwise on terms reasonably acceptable to Acquiror, in each of the foregoing cases as may be necessary and customary in connection with a financing substantially similar to the Debt Financing; provided, however, that the Company shall be reimbursed promptly by Acquiror for all reasonable out-of-pocket expenses incurred in connection with the foregoing.  Notwithstanding the foregoing, nothing contained in this Section 5.2(b) shall require (i) the Company or its senior officers to engage in any action that would interfere unreasonably with the business of the Company and its Subsidiaries or (ii) the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other liability in connection with the Debt Financing prior to the Closing Date.

(c)           The Company shall, and shall cause each of its Subsidiaries to provide to Acquiror the monthly consolidated balance sheets and related statements of income, stockholders’ equity and cash flows of the Company (collectively, the “Monthly Financial Statements”) within fifteen (15) Business Days following the end of each calendar month prior to the Closing.  Company shall provide to Acquiror within forty-five (45) days following the end of each calendar quarter ending forty-five (45) days or more prior to Closing, unaudited consolidated and consolidating balance sheets and related statements of income, stockholders’ equity and cash flows of the Company (collectively, the “Quarterly Financial Statements”).  The Quarterly Financial Statements shall be prepared in accordance with GAAP, consistently applied (except as disclosed in the footnotes thereto), contain condensed notes thereto, and fairly present, in all material respects, the combined financial position of the Company and its Subsidiaries as of the dates thereof and their results of operations, changes in equity and cash flows for the periods then ended, subject to the absence of footnotes and year-end adjustments.  The Company shall, and shall cause its agents, consultants, financial advisors, attorneys and other representatives to, assist and cooperate in good faith with Acquiror, including using reasonable efforts to permit reasonable access to the auditors and auditor workpapers (to the extent permitted by the auditors preparing same) and permitting reasonable access to employees, books and records, and any financial data (including updated budgets and projections) reasonably requested by Acquiror.

5.3           HSR Act and Foreign Antitrust Approvals.  In connection with the transactions contemplated by this Agreement, the Company shall (and, to the extent required, shall cause its Affiliates to) (i) comply promptly but in no event later than five (5) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and use its commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act and (ii) make such other filings with any similar foreign Governmental Authorities as may be required under any applicable similar foreign law, and exercise commercially reasonable efforts to make such filings promptly after the date hereof, taking into consideration the nature of the requirements of and usual practices under the respective foreign laws and (iii) provide all necessary assistance to Acquiror for those filings for which Acquiror has responsibility, or filings where Acquiror is filing on behalf of the Company, by providing Acquiror with all information Acquiror requests for the purpose of making such filings.  The Company shall substantially comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, by any Antitrust Authority.

5.4           No Solicitations.  From the date of this Agreement through the Closing, the Company shall not, nor shall it authorize or permit any of its or its Subsidiaries’ Affiliates, officers, directors, employees, investment bankers, representatives or other advisors or agents to, directly or indirectly, encourage, solicit, participate in, initiate discussions or negotiations with, enter into any agreement or understanding with, provide any information to, or take any other similar action with respect to, any Person or group of Persons (other than Acquiror, Merger Sub or any of their respective Affiliates) that constitutes, or could reasonably be expected to lead to, any merger, sale of assets, sale of shares of capital stock, other business combination or similar transaction involving the Company or any of its Subsidiaries or any business unit thereof.

5.5           Stockholder Approval.  The approval of this Agreement by the stockholders of the Company shall not restrict the ability of the Board of Directors of the Company to terminate this Agreement in accordance with Section 10.1 hereof or to cause the Company to enter into an amendment to this Agreement pursuant to Section 12.12 hereof to the extent permitted under Section 251(d) of the DGCL.

5.6           Payoff Letter.  Prior to the Effective Time of the Merger, the Company shall use reasonable efforts to cause Deutsche Bank Trust Company Americas, as administrative agent (the “Agent”) under that certain amended and restated credit agreement dated as of May 16, 2005 (the “Existing Credit Agreement”) by and among Rexnord Corporation, the Agent and the lenders from time to time party thereto, to provide Rexnord Corporation with a payoff letter (the “Payoff Letter”) in form and substance reasonably satisfactory to Acquiror that shall acknowledge, assuming all existing letters of credit are cash collateralized or otherwise replaced to the satisfaction of the Agent, (i) on the Closing Date, the Existing Credit Agreement and all commitments thereunder will be terminated (other than obligations under the Existing Credit Agreement that survive such termination), (ii) the Agent shall, within a reasonable period of time following Closing, deliver to Rexnord Corporation, documents evidencing release of any and all Liens held by the Agent, on behalf of the lenders party thereto, reasonably requested by Rexnord Corporation, and (iii) the Company, Rexnord Corporation and each of the Company’s Subsidiaries party to the Existing Credit Agreement or any guaranty, pledge, security or other ancillary agreement executed in connection with the Existing Credit Agreement (the “Ancillary Agreements”) will be released from any and all liabilities, guaranties, pledges, grants and other obligations under the Existing Credit Agreement and the Ancillary Agreements (other than obligations under the Existing Credit Agreement that survive such termination), upon the repayment of the aggregate principal amount outstanding under the Existing Credit Agreement, together with all interest accrued thereon and any other fees or expenses payable thereunder in connection with such prepayment, and in each case as set forth in such payoff letter.

5.7           Options.  The Company shall take, or cause to be taken, such actions necessary to (a) ensure that, as of the Effective Time of the Merger, any options outstanding prior to the Effective Time of the Merger that are not Vested Options shall become Vested Options immediately prior to the Effective Time of the Merger; and (b) permit the treatment of all Vested Options at Closing as provided under Article II.  Any such action taken by the Company pursuant to the terms of this Section 5.7 shall be effected concurrent with the consummation of the transactions contemplated by this Agreement and shall be carried out in accordance with the terms of the Option Plans and applicable law.

5.8           Labor Organizations.  The Company shall, or shall cause its Subsidiaries to, provide all notifications and engage in all communications to and with any labor organization representing employees of the Company and its Subsidiaries that are required by law or any collective bargaining agreement or similar labor agreement to be made or undertaken prior to the Closing Date in connection with the Merger and the other transactions contemplated by the Transaction Documents.

5.9           Termination of Affiliate Agreements.  At or prior to Closing, the Company shall, and shall cause each of its Subsidiaries (as applicable) to, terminate the Contracts and other transactions with its Affiliates set forth in Schedule 5.9.

5.10         Capital Expenditures.  The Company shall make capital expenditures, so that, as of the end of each month ending after the date hereof and prior to the Closing Date, the cumulative capital expenditures of the Company and its Subsidiaries between April 1, 2006 and the end of such month shall be not less than the amount set forth in Schedule 5.10 for such period.

5.11         Section 280G.

(a)           The Company shall use its reasonable best efforts to obtain and, if obtained, deliver to Acquiror, promptly after the date hereof (and in any event prior to the Closing Date), a waiver, in a form reasonably acceptable to the Company and Acquiror, from each Person who the Company or Acquiror reasonably believes is, with respect to the Company and/or any of its Subsidiaries, a “disqualified individual” (within the meaning of Section 280G of the Code and the regulations promulgated thereunder) and who the Company or Acquiror reasonably believes might otherwise receive, have received, or have the right or entitlement to receive a parachute payment under Section 280G of the Code pursuant to which such Person waives any and all rights such person may have as to any such payment if the shareholder approval referred to in Section 5.11(b) is not obtained prior to the Closing Date.

(b)           With respect to each person who has executed a waiver referred to in Section 5.11(a), the Company shall seek, prior to the Closing Date, the approval by such number of stockholders of the Company as is required by the terms of Section 280G(b)(5)(B) of the Code so as to render the parachute payment provisions of Section 280G of the Code inapplicable to any and all payments and/or benefits provided pursuant to Contracts or arrangements that, in the absence of the executed parachute payment waivers by the affected Persons under Section 5.11(a), might otherwise result, separately or in the aggregate, in the payment of any amount and/or the provision of any benefit that would not be deductible by reason of Section 280G of the Code, with such stockholder approval to be carried out in a manner which satisfies, subject to Section 5.11(a), all applicable requirements of such Section 280G(b)(5)(B) of the Code and the Treasury Regulations thereunder, including Q-7 of Section 1.280G-1 of such Treasury Regulations.

ARTICLE VI.
COVENANTS OF ACQUIROR

6.1           HSR Act and Foreign Antitrust Approvals.

(a)           In connection with the transactions contemplated by this Agreement, Acquiror shall (and, to the extent required, shall cause its Affiliates to) (i) comply promptly but in no event later than five (5) Business Days after the date hereof with the notification and reporting requirements of the HSR Act and use its commercially reasonable efforts to obtain early termination of the waiting period under the HSR Act and (ii) make such other filings with any foreign Governmental Authorities as may be required under any applicable similar foreign law, and exercise commercially reasonable efforts to make such filings promptly after the date hereof, taking into consideration the nature of the requirements of and usual practices under the respective foreign laws.  Acquiror shall substantially comply with any additional requests for information, including requests for production of documents and production of witnesses for interviews or depositions, by any Antitrust Authorities.

(b)           Acquiror shall exercise commercially reasonable efforts to prevent the entry in any Action brought by an Antitrust Authority or any other Person of any Governmental Order which would prohibit, make unlawful or delay the consummation of the transactions contemplated by this Agreement.

(c)           Acquiror shall cooperate in good faith with the Antitrust Authorities and undertake promptly any and all action required to complete lawfully the transactions contemplated by this Agreement, including proffering and consenting to a Governmental Order providing for the sale or other disposition, or the holding separate, of particular assets, categories of assets or lines of business, of either assets or lines of business of the Company, or any other assets or lines of business of Acquiror; provided, however, that such action would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.  For purposes of this Section 6.1(c), the sale or other disposition, or the holding separate, of particular assets, categories of assets or lines of business, of the Company and its Subsidiaries that generated net sales of $100,000,000 or more in the fiscal year of the Company ended March 31, 2006, shall be deemed to have a “Material Adverse Effect on the Company and its Subsidiaries, taken as a whole”.  Subject to the provisions of this Section 6.1(c), the entry by any Governmental Authority in any Action of a Governmental Order permitting the consummation of the transactions contemplated hereby but requiring any of the assets or lines of business of Acquiror to be held separate thereafter (including the business and assets of the Company and its Subsidiaries) shall not be deemed a failure to satisfy the conditions specified in Section 9.1(a), 9.1(b), 9.1(c), 9.2(a), 9.2(b) or 9.2(c).

6.2           Indemnification and Insurance.

(a)           For six years after the Effective Time of the Merger, Acquiror agrees that it shall cause the Surviving Corporation to continue to indemnify and hold harmless each present and former director and officer of the Company or any of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any Action, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time of the Merger, whether asserted or claimed prior to, at or after the Effective Time of the Merger, to the fullest extent that the Company or any of its Subsidiaries, as the case may be, would have been permitted under applicable law and its charter or by-laws or other organizational documents in effect on the date of this Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable law), provided the person to whom such expenses are advanced provides an undertaking to the Surviving Corporation to repay such advances if it is ultimately determined that such person is not entitled to indemnification; provided, further, that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under applicable law and the charter and by-laws or other organizational documents of the Company or any of its Subsidiaries shall be made by independent counsel mutually acceptable to the Holder Representative and the Surviving Corporation.

(b)           For six years from the Effective Time of the Merger, Acquiror shall cause the Surviving Corporation to maintain in effect directors’ and officers’ liability insurance covering those Persons who are currently covered by the Company’s directors’ and officers’ liability insurance policies (true, correct and complete copies of which have been heretofore delivered to Acquiror) on terms not materially less favorable than the terms of such current insurance coverage with respect to claims arising from or related to facts or events which occurred at or prior to the Effective Time of the Merger; provided, however, that if any claim is asserted or made within such six-year period, such insurance shall be continued in respect of such claim until the final disposition thereof; and provided further, however, that in complying with its obligations pursuant to the terms of this Section 6.2(b), Acquiror shall not be required to pay annual insurance premiums in excess of 300% of the current annual premium paid by the Company for its existing coverage in the aggregate (the “Premium Cap”).  If Acquiror cannot obtain such insurance coverage without paying annual premiums in excess of the Premium Cap, Acquiror shall purchase such insurance with the maximum coverage available by paying annual premiums equal to the Premium Cap.

6.3           Employment Matters.

(a)           Except as otherwise provided in a collective bargaining agreement to which the Company or its Subsidiaries is currently a party, for a period of no less than one year following the Closing Date, Acquiror shall cause Surviving Corporation to continue to provide the employees of the Company and its Subsidiaries with employment at a level of salary, wages, commissions, if applicable, and benefits (other than equity based compensation) which are at least substantially equivalent, in the aggregate, to the salary, wages, commissions, if applicable, and benefits provided prior to the Closing Date by the Company or its Subsidiaries taken as a whole (it being understood that incentive programs will remain discretionary); provided, however, that management of the Company who became management of the Surviving Corporation shall be permitted to propose and authorize modifications to salary, wages, commissions, if applicable, and benefits provided to employees from time to time after the Closing Date (and any changes made as a result thereof shall not be deemed to be, and shall not be, a breach of this Section 6.3 buy the Acquiror or the Surviving Corporation).  This Section 6.3 shall not limit the obligation of Surviving Corporation to maintain any Employee Plan that, pursuant to an existing contract, must be maintained for a period longer than one year or limit the ability of Surviving Corporation to amend or terminate any Employee Plan in accordance with its terms as long as the Surviving Corporation continues to comply with its minimum aggregate benefit obligations under this Section 6.3.  No provision of this Agreement shall be construed as a guarantee of continued employment of any employee of the Company or its Subsidiaries and this Agreement shall not be construed so as to prohibit the Surviving Corporation or its Subsidiaries from terminating the employment of any employee of Surviving Corporation or its Subsidiaries.

(b)           Except as otherwise provided in a collective bargaining agreement, to the extent Acquiror does not maintain any Employee Plan after the Closing Date, (i) each employee and former employee of the Company and its Subsidiaries shall be credited with his or her years of service with the Company and its Subsidiaries (and any predecessor entities thereof) before the Closing Date under any employee benefit plan of Acquiror and its Subsidiaries providing benefits similar to those provided under such Employee Plan to the same extent as such employee or former employee was entitled, before the Closing Date, to credit for such service under such Employee Plan; and (ii) with respect to the calendar year in which Acquiror ceases to maintain any particular Employee Plan, each employee shall be given credit for amounts paid under such Employee Plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan, program or arrangement of Acquiror.

(c)           No provision of this Section 6.3 will create any third party beneficiary right on behalf of any current or former employee, director or consultant of the Company or its Subsidiaries or any collective bargaining unit.

6.4           Financing.  Acquiror shall use its commercially reasonable efforts to arrange the Debt Financing on the terms and conditions described in the Debt Financing Commitment, including using its commercially reasonable efforts to (i) negotiate definitive agreements with respect thereto on the terms and conditions contained therein, (ii) satisfy on a timely basis all conditions applicable to Acquiror or any of its Affiliates in such definitive agreements that are within its or its Affiliates’ control and (iii) consummate the Debt Financing at the Closing.  Such efforts shall include Acquiror’s and Merger Sub’s use of commercially reasonable efforts to cause the lenders party to the Debt Financing Commitment to fund the Bridge Facilities (as defined in the Debt Financing Commitment) on or before September 29, 2006, provided that the conditions precedent to the provision of such facilities have been satisfied or waived by such date.  Acquiror shall use its reasonable best efforts to obtain the Equity Financing upon satisfaction or waiver of (A) the conditions to Closing set forth in Article IX and (B) the conditions to the funding of the Debt Financing (or any Alternative Financing (as defined below)) (in the case of clauses (A) and (B), other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions).  If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Financing Commitment, Acquiror shall use its commercially reasonable efforts to obtain any such portion from alternative sources on terms that are not less favorable to Acquiror and the Surviving Corporation (“Alternative Financing”) as promptly as practicable following the occurrence of such event.  Acquiror shall give the Company prompt notice of any breach by any party of the Debt Financing Commitment or any termination of the Debt Financing Commitment.  Acquiror shall keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing and shall not permit any amendment or modification adverse to the Company to be made to the Debt Financing Commitment without obtaining the Company’s prior written consent (not to be unreasonably withheld or delayed).  Acquiror shall provide notice to the Company promptly upon receiving the Debt Financing.  Acquiror shall not permit the Equity Financing Commitment to be amended or modified in a manner that is adverse to the Company, and Acquiror shall not permit any provision thereof to be waived in a manner that is adverse to the Company, without the prior written consent of the Company.

ARTICLE VII.
JOINT COVENANTS

7.1           Confidentiality.

(a)           Use of Evaluation Materials.  Except for any governmental filings required in order to complete the transactions contemplated herein, and except as Acquiror and the Company may agree or consent in writing, each party hereto shall, for a period of two years following the date hereof, keep the Evaluation Materials confidential, and, except as required by applicable law, no party shall disclose any Evaluation Materials or any information contained therein to any Person; provided, however, that any such information may be disclosed to those of such party’s directors, officers, employees, agents and representatives who need to know such information for the purposes of evaluating the transactions contemplated hereby (it being understood that such directors, officers, employees, agents and representatives shall be informed by such party of the confidential nature of such information and shall be directed by such party, and shall each agree to treat such information confidentially in accordance with this Section 7.1(a)).  Without limiting the generality of the foregoing, in the event that the transactions contemplated hereby are not consummated, neither party hereto nor its directors, officers, employees, agents, shareholders or representatives shall use any of the Evaluation Materials furnished to it by another party hereto for any purpose.  The terms and conditions of the Confidentiality Agreement shall terminate and be of no further force and effect as of the date of this Agreement.

(b)           Compelled Disclosure.  In the event that any party hereto or any of its representatives receives a request or is required (by applicable law, regulation or legal process) to disclose all or any part of the information contained in the Evaluation Materials, such party or its representatives, as the case may be, shall (i) promptly notify the disclosing party of the existence, terms and circumstances surrounding such a request, (ii) consult with the disclosing party on the advisability of taking legally available steps to resist or narrow such request and (iii) assist the disclosing party in seeking a protective order or other appropriate remedy.  In the event that such protective order or other remedy is not obtained or that the disclosing party waives compliance with the provisions hereof, (x) such party or its representatives, as the case may be, may disclose only that portion of the Evaluation Materials which such party is advised by opinion of its legal counsel is legally required to be disclosed and shall exercise reasonable efforts to assist the disclosing party in obtaining assurance that confidential treatment shall be accorded such Evaluation Materials that are disclosed and (y) such party shall not be liable for such disclosure unless disclosure to any such tribunal was caused by or resulted from a previous disclosure by such party or its representatives not permitted by this Section 7.1.

7.2           Support of Transaction.  In addition to the other covenants of the parties set forth in this Agreement, Acquiror and the Company shall each, and shall each cause their respective Affiliates to: (a) use commercially reasonable efforts to assemble, prepare and file any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable all governmental and regulatory consents required to be obtained in connection with the transactions contemplated hereby, (b) use commercially reasonable efforts to obtain all material consents and approvals of third parties that any of Acquiror, the Company, or their respective Affiliates reasonably request or are otherwise required to obtain in order to consummate the Merger, (c) execute and deliver such other documents, certificates and other agreements and take such other action as may reasonably be necessary or as another party may reasonably request to satisfy the conditions of Article IX or otherwise to comply with this Agreement or to consummate the Merger and the other transactions contemplated by the Transaction Documents, (d) use commercially reasonable efforts to defend any Actions, whether judicial or administrative, challenging this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or thereby and to have lifted, vacated, reversed or overturned any law, rule, regulation, judgment, injunction, decree or order that prohibits or materially delays or materially impedes the consummation of the Merger, and (e) provide the other parties, and such other parties’ employees, officers, accountants, lawyers, financial advisors and other representatives with reasonable access, during normal business hours in such a manner as not to interfere unreasonably with its operations, to its personnel, properties, business and records for any reasonable purposes.

7.3           Reasonable Best Efforts.  Subject to the terms and conditions herein (including Section 5.2(b), 5.2(c), 5.3, 5.5 and 6.1), between the date of this Agreement and the Closing Date, each party shall use its reasonable best efforts to cause the conditions set forth in Article IX to be satisfied.

7.4           Advise of Changes.  From and after the date of this Agreement until the Effective Time of the Merger, the Company and Acquiror shall promptly notify each other of the occurrence, or non-occurrence, of any event that, to the knowledge of the Company or Acquiror, as applicable, individually or in the aggregate, would make the satisfaction of the conditions set forth in Article IX impossible or unlikely.

7.5           Debt Tender

(a)           As soon as practicable after the date hereof and promptly upon the request of Acquiror, the Company and Rexnord Corporation shall commence a tender offer and Consent Solicitation (the “Debt Tender Offer”) for all of the outstanding Senior Subordinated Notes on the terms and conditions set forth in Schedule 7.5, and Acquiror and Merger Sub shall assist the Company and Rexnord Corporation in connection therewith.

(b)           Promptly after the date of this Agreement, Acquiror shall prepare all necessary and appropriate documentation in connection with the Debt Tender Offer, including the offer to purchase, related letters of transmittal and other related documents (collectively, the “Offer Documents”). Acquiror and the Company and Rexnord Corporation shall cooperate, and shall use commercially reasonable efforts to cause their respective advisors and representatives to cooperate, with each other in the preparation of the Offer Documents. All mailings to the holders of the Senior Subordinated Notes in connection with the Debt Tender Offer shall be subject to the prior review and comment by each of the Company and Acquiror and shall be reasonably acceptable to each of them.  The Company, Acquiror and Merger Sub shall cooperate in connection with the Debt Tender Offer in order to cause the initial settlement of the Debt Tender Offer to occur simultaneously with the Closing of the Merger.

(c)           Promptly upon the receipt of the Requested Consents with respect to the indenture for the Senior Subordinated Notes, the Company shall cause Rexnord Corporation to enter into a supplemental indenture reflecting the amendments to such indenture approved by such Requested Consents and will use its reasonable best efforts to cause the indenture trustee to promptly enter into such supplemental indenture; provided, that the amendments contained in such supplemental indenture shall become effective upon signing, but not operative until the acceptance of the Debt Tender Offer. The closing of the Debt Tender Offer shall be conditioned on the simultaneous occurrence of the Closing. Simultaneously with the Closing and in accordance with the terms of the Debt Tender Offer, Acquiror shall provide to Rexnord Corporation the funds necessary to consummate the Debt Tender Offer and Consent Solicitation (including the payment of all applicable premiums, consent fees and all related fees and expenses) and Rexnord Corporation shall accept for purchase and use such funds to purchase the Senior Subordinated Notes tendered in the Debt Tender Offer (the “Tendered Notes”).

(d)           If requested by Acquiror, the Company shall cause Rexnord Corporation to enter into one or more dealer manager agreements with such Persons as Acquiror shall reasonably request, Acquiror shall pay the reasonable fees and expenses of any dealer manager, information agent, depositary or other agent retained in connection with the Debt Tender Offer. Notwithstanding the foregoing, the Company shall not be obligated to require Rexnord Corporation to agree to cause its counsel to provide any 10b-5 negative assurance letters or other opinions with regard to the Offer Documents with any such dealer manager pursuant to such dealer manager agreement(s).

(e)           For purposes of this Agreement, “Consent Solicitation” shall mean a solicitation of the Requested Consents from the holders of the Senior Subordinated Notes; and “Requested Consents” shall mean the consents of holders of a majority in principal amount of the Senior Subordinated Notes to the amendments to indenture in respect of the Senior Subordinated Notes described in Schedule 7.5.

ARTICLE VIII.
CLOSING

8.1           Filing of Certificate of Merger.  Assuming all of the conditions set forth in Article IX of this Agreement have either been fulfilled or waived, and if this Agreement has not theretofore been terminated pursuant to its terms, the Boards of Directors of Acquiror, Merger Sub and the Company shall direct their officers forthwith to file and record all relevant documents, including the Certificate of Merger, with the appropriate Governmental Authority to effectuate the Merger on the Closing Date.

8.2           Closing.  The Closing shall take place at the offices of Latham & Watkins LLP, 555 Eleventh Street, N.W., Suite 1000, Washington, DC 20004, at 10:00 a.m. on the date which is three (3) Business Days after the date on which all conditions set forth in Section 9.1 shall have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing) or such other time and place as Acquiror and the Company may mutually agree (the “Closing Date”).  The term “Closing,” when used in this Agreement, means the Effective Time of the Merger.

ARTICLE IX.
CONDITIONS TO OBLIGATIONS

9.1           Conditions to Obligations of Acquiror, Merger Sub and the Company.  The obligations of Acquiror, Merger Sub and the Company to consummate, or cause to be consummated, the Merger are subject to the satisfaction of the following conditions, any one or more of which may be waived in writing by such parties:

(a)           All waiting periods under the HSR Act applicable to the Merger shall have expired or been terminated.

(b)           All the approvals, clearances, filings or waiting periods or consents of Governmental Authorities required under German and Norwegian antitrust law and applicable to the Merger shall have expired or been made or obtained, as applicable.

(c)           There shall not be in force any Governmental Order, statute, rule or regulation restraining, enjoining or prohibiting the consummation of the Merger.

9.2           Conditions to Obligations of Acquiror and Merger Sub.  The obligations of Acquiror and Merger Sub to consummate, or cause to be consummated, the transactions contemplated by this Agreement are subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by Acquiror and Merger Sub:

(a)           Each of the representations and warranties of the Company in Section 3.1 (with respect to the representations and warranties contained in the first and second sentences of such Section 3.1 only), Section 3.3, Section 3.4 (with respect to conflicts with the Certificate of Incorporation or Bylaws of the Company only) and Section 3.6, and the representations and warranties of the Holder Representative set forth in Section 11.4, shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though then made (provided that any such representation and warranty that addresses matters only as of a certain date shall be so true and correct in all respects only as of that certain date), in each case determined without regard to qualifications as to materiality or Material Adverse Effect on the Company and its Subsidiaries, taken as a whole, and (ii) each of the other representations and warranties of the Company set forth in Article III shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though then made (provided that any such representation and warranty that addresses matters only as of a certain date shall be so true and correct in all respects only as of that certain date), in each case determined without regard to qualifications as to materiality or Material Adverse Effect, except to the extent the failure of any such representations and warranties to be true and correct has not resulted in, and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

(b)           Each of the covenants and agreements of the Company required by this Agreement to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)           The Company shall have delivered to Acquiror a certificate signed by an officer of the Company, dated the Closing Date, certifying that the conditions specified in Section 9.2(a) and Section 9.2(b) have been fulfilled.

(d)           The Company and the Holder Representative shall have executed and delivered to Acquiror and Merger Sub each of the other Transaction Documents required to be delivered by the Company and/or the Holder Representative on or prior to the Closing Date.

(e)           Acquiror shall have received the proceeds of the financings described in the Debt Financing Commitment or the Alternative Financing.

(f)            Acquiror shall have received a certificate executed by the Company and reasonably acceptable to Acquiror establishing that no Tax is required to be withheld on payments hereunder pursuant to Section 1445 of the Code.

(g)           Between the date hereof and the Closing Date, there shall not have been a Material Adverse Effect on the Company and its Subsidiaries, taken as a whole.

9.3           Conditions to the Obligations of the Company.  The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction of the following additional conditions, any one or more of which may be waived in writing by the Company:

(a)           Each of the representations and warranties of Acquiror contained in this Agreement shall be true and correct in all material respects both on the date of this Agreement and as of the Closing Date, as if made anew at and as of that time, except with respect to representations and warranties which speak as to an earlier date, which representations and warranties shall be true and correct only as of such date, except in each case for changes after the date of this Agreement which are contemplated or expressly permitted by this Agreement.

(b)           Each of the covenants and agreements of Acquiror to be performed as of or prior to the Closing shall have been performed in all material respects.

(c)           Acquiror shall have delivered to the Company a certificate signed by an officer of Acquiror, dated the Closing Date, certifying that, to the knowledge and belief of such officer, the conditions specified in Section 9.3(a) and Section 9.3(b) have been fulfilled.

(d)           Acquiror and Merger Sub shall have executed and delivered to the Holder Representative the Escrow Agreement.

ARTICLE X.
TERMINATION/EFFECTIVENESS

10.1         Termination.  This Agreement may be terminated and the transactions contemplated hereby abandoned:

(a)           By mutual written consent of the parties authorized by their respective Boards of Directors, at any time prior to the Closing.

(b)           Prior to the Closing, by written notice to the Company from Acquiror, authorized by the Board of Directors of Acquiror, if (i) there is any breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, including any failure of the Company to consummate the transactions contemplated hereby on the date provided in Section 8.2 hereof, or if a representation or warranty of the Company shall be untrue, in either case, such that the conditions specified in Section 9.2(a) or Section  9.2(b) hereof would not be satisfied at the Closing (a “Terminating Company Breach”), except that, if any such Terminating Company Breach (other than any breach resulting from the failure of the Company to consummate the transactions contemplated hereby on the date provided in Section 8.2 hereof) is curable by the Company through the exercise of its commercially reasonable efforts, then, for a period of up to ten (10) days, but only as long as the Company continues to use its commercially reasonable efforts to cure such Terminating Company Breach (the “Company Cure Period”), such termination shall not be effective, and such termination shall become effective only if the Terminating Company Breach is not cured within the Company Cure Period; provided, however, that Acquiror may not terminate this Agreement under this Section 10.1(b)(i) if Acquiror is then in material breach  of any of its representations, warranties, covenants or agreements contained herein, (ii) the Closing has not occurred on or before September 30, 2006 (the “Termination Date”), (iii) any governmental or regulatory consent or approval required for consummation of the transactions contemplated hereby is denied by or in a final, non-appealable Governmental Order or other final, non-appealable Action issued or taken by the appropriate Governmental Authority or (iv) consummation of any of the transactions contemplated hereby is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Governmental Order of a court of competent jurisdiction or other Governmental Authority.

(c)           Prior to the Closing, by written notice to Acquiror from the Company, authorized by the Board of Directors of the Company, if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Acquiror or Merger Sub set forth in this Agreement, including any failure of Acquiror and Merger Sub to consummate the transactions contemplated hereby on the date provided in Section 8.2 hereof, or if a representation or warranty of Acquiror or Merger Sub shall be untrue, in either case, such that the conditions specified in Section 9.3(a) or Section 9.3(b) hereof would not be satisfied at the Closing (a “Terminating Acquiror Breach”), except that, if any such Terminating Acquiror Breach (other than any breach resulting from the failure of Acquiror and Merger Sub to consummate the transactions contemplated hereby on the date provided in Section 8.2 hereof) is curable by Acquiror through the exercise of its commercially reasonable efforts, then, for a period of up to ten (10) days, but only as long as Acquiror continues to use its commercially reasonable efforts to cure such Terminating Acquiror Breach (the “Acquiror Cure Period”), such termination shall not be effective and such termination shall become effective only if the Terminating Acquiror Breach is not cured within the Acquiror Cure Period; provided, however, that the Company may not terminate this Agreement under this Section 10.1(c)(i) if the Company is then in material breach  of any of its representations, warranties, covenants or agreements contained herein, (ii) the Closing has not occurred on or before the Termination Date, (iii) any governmental or regulatory consent or approval required for consummation of the transactions contemplated hereby is denied by or in a final, non-appealable Governmental Order or other final non-appealable Action issued or taken by the appropriate Governmental Authority or (iv) consummation of any of the transactions contemplated hereby is enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable Governmental Order of a court of competent jurisdiction or other Governmental Authority.

10.2         Effect of Termination.

(a)           In the event of termination and abandonment of this Agreement pursuant to Section 10.1, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective Affiliates (including any directors, officer, partners, members, stockholders (including partners of partners and shareholders of such partners)), other than (i) liability of the Company, the Holder Representative, Acquiror or Merger Sub, as the case may be, for any intentional and willful breach of this Agreement occurring prior to such termination, and the parties hereto acknowledge that it is the intention of the parties hereto that no party shall have any remedy or right to recover for any losses or damages resulting from any breach of the provisions hereof unless such breach was intentional and willful on the part of the breaching party and (ii) the obligation of Apollo Management, L.P. under the Equity Financing Commitment.

(b)           The provisions of Section 7.1, this Section 10.2 and Article XII hereof shall survive any termination of this Agreement.

ARTICLE XI.
HOLDER REPRESENTATIVE

11.1         Acknowledgement.  By voting in favor of the Merger, the holders of the Common Shares and Vested Options are acknowledging their agreement to be bound by this Article XI, and hereby appoint TC Group as the representative to act on behalf of holders of the Common Shares and Vested Options for certain limited purposes, as specified herein (the “Holder Representative”).  The holders of the Common Shares and Vested Options hereby grant the Holder Representative a power of attorney to act on their behalf in connection with the transactions contemplated by this Agreement, including executing documents, making all elections and decisions to be made by the holders of the Common Shares and Vested Options in connection with the Merger, both prior to and following the Closing Date, receiving payments of Merger Consideration and the Escrow Amount, retaining a portion of the Merger Consideration necessary to pay fees and expenses, giving and receiving notices on behalf of the holders of the Common Shares and Vested Options and otherwise exercising all rights of the holders of the Common Shares and Vested Options on their behalf.  Acquiror is entitled to rely on the actions of the Holder Representative taken on behalf of the holders of the Common Stock and Vested Options of the Company in connection with the transactions contemplated by this Agreement.

11.2         Designation and Replacement of Holder Representative. The parties have agreed that it is desirable to appoint the Holder Representative as the initial Holder Representative, and approval of this Agreement by the holders of Common Shares and Vested Options shall constitute ratification and approval of such designation.  The Holder Representative may resign at any time, and the Holder Representative may be removed by the vote of Persons which collectively owned more than fifty percent (50%) of the Aggregate Fully-Diluted Common Shares at the Effective Time of the Merger (“Majority Holders”).  In the event that a Holder Representative has resigned or been removed, such resignation or removal shall only become effective upon the appointment of a new Holder Representative (the “New Holder Representative”) by a vote of Majority Holders, such appointment to become effective upon the written acceptance thereof by the New Holder Representative and written acknowledgement by the New Holder Representative that it shall be a party to this Agreement, with the same rights and obligations as the Holder Representative.

11.3         Authority and Rights of the Holder Representative; Limitations on Liability.  The Holder Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Holder Representative shall have no obligation to act on behalf of the holders of Common Shares and Vested Options, except as expressly provided herein.  Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to estimate and determine the amounts of Holder Allocable Expenses, and to pay such Holder Allocable Expenses in accordance with Section 2.6 hereof.  The Holder Representative shall have no liability to Acquiror, the Company or the holders of Common Shares and Vested Options with respect to actions taken or omitted to be taken in its capacity as the Holder Representative, except with respect to the Holder Representative’s gross negligence or willful misconduct.  The Holder Representative shall at all times be entitled to rely on any directions received from the Majority Holders; provided, however, that the Holder Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Holder Representative, unless the Holder Representative is holding funds delivered to it under Section 2.6 of this Agreement and/or has been provided with other funds, security or indemnities which, in the sole determination of the Holder Representative, are sufficient to protect the Holder Representative against the costs, expenses and liabilities which may be incurred by the Holder Representative in responding to such direction or taking such action.  The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons.  The Holder Representative shall be entitled to reimbursement from funds paid to it under Section 2.6 of this Agreement and/or otherwise received by it in its capacity as the Holder Representative pursuant to or in connection with this Agreement, for all reasonable expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Holder Representative in such capacity, and for indemnification, by the holders of the Common Shares and Vested Options against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Holder Representative (except for those arising out of the Holder Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims, it being understood that, except as provided in Section 2.6, the Company shall not be obligated to indemnify and reimburse the Holder Representative and such obligations shall be borne solely by the holders of the Common Shares and Vested Options.  In the event that the funds paid to the Holder Representative pursuant to Section 2.6 exceed the Holder Allocable Expenses, the Holder Representative shall be entitled to retain such excess amount as a fee for its services as Holder Representative hereunder.

11.4         Representations and Warranties.

(a)           The Holder Representative has been duly formed and is validly existing as a limited liability company in good standing under the laws of the State of Delaware.  The Holder Representative has all requisite limited liability company power and authority to execute and deliver this Agreement and the other Transaction Documents to which it will be a party.

(b)           The execution and delivery by the Holder Representative of this Agreement or any other Transaction Document to which it is, or is specified to be, a party, and the consummation of the transactions contemplated hereby and thereby do not and will not conflict with, violate any provision of, any applicable law, rule or regulation of any Governmental Authority or the certificate of formation or limited liability company agreement of the Holder Representative.

ARTICLE XII.
MISCELLANEOUS

12.1         Nonsurvival of Representations and Warranties.  The representations and warranties contained in this Agreement or in any certificate delivered pursuant hereto shall not survive beyond the Effective Time of the Merger or termination of this Agreement and shall terminate on the earlier of the Effective Time of the Merger or the date on which this Agreement is terminated.

12.2         Waiver.  Any party to this Agreement may, at any time prior to the Closing, by action taken by its Board of Directors, or officers thereunto duly authorized, waive any of the terms or conditions of this Agreement or agree to an amendment or modification to this Agreement by an agreement in writing executed by such party.  The waiver by a party hereto of any breach of any provision of this Agreement shall not constitute or operate as a waiver of any other breach of such provision or of any other provision hereof, nor shall any failure to enforce any provision hereof operate as a waiver of such provision or of any other provision hereof.  The rights and remedies provided herein shall be cumulative and not exclusive of any rights or remedies provided by law.

12.3         Notices.  All notices and other communications among the parties shall be in writing and shall be deemed to have been duly given when (i) delivered in person, or (ii) five days after posting in the United States mail having been sent registered or certified mail return receipt requested, (iii) delivered by FedEx or other nationally recognized overnight delivery service, or (iv) delivered by telecopy and promptly confirmed by delivery in person or post as aforesaid in each case, with postage prepaid, addressed as follows:

(a)                                  If to Acquiror or Merger Sub, to:

Chase Acquisition I, Inc.

c/o Apollo Management, L.P.

9 West 57th Street, 43rd Floor

New York, NY 10019

Attention:      Mr. Steven Martinez

Telecopy No.: (212) 515-3288

with copies to:

O’Melveny & Myers LLP

Times Square Tower

7 Times Square

New York, NY 10036

Attention:      John M. Scott, Esq.

Telecopy No.: (212) 326-2061

(b)                                 If to the Company, to:

RBS Global, Inc.

c/o TC Group, L.L.C.

c/o The Carlyle Group

1001 Pennsylvania Ave. N.W., Suite 220 South

Washington, D.C.  20004

Attention:      Praveen Jeyarajah

Telecopy No.:  (202) 347-1818

with copies to:

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004-1304

Attention:      Daniel T. Lennon

                        James R. Hanna

Telecopy No.:  (202) 637-2201

(c)                                  If to TC Group, to:

TC Group, L.L.C.

c/o The Carlyle Group

1001 Pennsylvania Ave. N.W.

Suite 220 South

Washington, D.C.  20004

Attention:      Praveen Jeyarajah

Telecopy No.:  (202) 347-1818

with copies to:

Latham & Watkins LLP

555 Eleventh Street, N.W., Suite 1000

Washington, D.C. 20004-1304

Attention:      Daniel T. Lennon

                        James R. Hanna

Telecopy No.:  (202) 637-2201

or to such other address or addresses as the parties may from time to time designate in writing.

12.4         Assignment.  No party hereto shall assign this Agreement or any part hereof without the prior written consent of the other parties, except that (a) each of Acquiror and Merger Sub may assign all of its respective rights, duties and obligations hereunder to any of its Affiliates without the prior written consent of any other party hereto, provided that Acquiror or Merger Sub, as applicable, shall remain primarily liable hereunder following any such assignment and Acquiror or Merger Sub, as applicable, shall be deemed to have unconditionally guaranteed the performance of its obligations hereunder by any such assignee and (b) each of Acquiror and Merger Sub may pledge its respective rights hereunder to their financing sources as collateral security in connection with the Debt Financing, without the prior written consent of any other party hereto.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective permitted successors and assigns.

12.5         Rights of Third Parties.  Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, in the event the Closing occurs, the directors of the Company shall be intended third-party beneficiaries of, and shall be entitled to the protections of, Section 6.2 hereof.

12.6         Expenses.  Except as provided in Section 5.2(b), each party hereto, other than the Holder Representative (whose expenses shall be paid out of funds paid to the Holder Representative under Section 2.6 in the event the transactions contemplated hereby are consummated), shall bear its own expenses incurred in connection with this Agreement and the transactions herein contemplated whether or not such transactions shall be consummated, including all fees of its legal counsel, financial advisers and accountants.  Notwithstanding the foregoing, (a) the fees and expenses of the Auditor, if any, shall be paid one-half by Acquiror and one-half by the Holder Representative out of funds paid to the Holder Representative under Section 2.6; (b) up to $1,000,000 of (i) all stamp tax or other transfer tax payable as a result of the Merger or the consummation of the transactions contemplated hereby; (ii) all regulatory filing fees and expenses incurred in connection with the transactions contemplated by the Transaction Documents; and (iii) all fees incurred in connection with obtaining and maintaining the insurance required to be obtained and maintained by Acquiror or the Company after Closing pursuant to Section 6.2 shall be paid one-half by Acquiror and one-half by the Holder Representative out of funds paid to the Holder Representative under Section 2.6 and all such expenses in excess of $1,000,000 shall be paid by Acquiror; (c) in the event the transactions contemplated hereby are consummated, Acquiror shall pay the Holder Allocable Expenses in accordance with the terms of Section 2.6 hereof; (d) in the event that the transactions contemplated hereby are not consummated, (i) the Company shall reimburse the Holder Representative for all Holder Allocable Expenses and (ii) Acquiror shall pay all fees and expenses in connection with any financing arrangements, regardless of whether such financing fees and expenses were to be incurred by the Surviving Corporation or its Subsidiaries; and (e) the Company shall pay the reasonable out-of-pocket fees and expenses of Acquiror and its representatives and advisors incurred in connection with the Debt Tender Offer up to a maximum of $50,000.

12.7         Governing Law.  This Agreement shall be construed and enforced in accordance with the laws of the State of New York, without regard to the conflict of law principles that would result in the application of any law other than the law of the State of New York; provided, however, the laws of the State of Delaware (including any Law related to any fiduciary duty, duty of loyalty, or other duty or obligation of the Company’s Board of Directors with respect to the Merger or this Agreement) shall apply to the Merger.

12.8         Captions; Counterparts.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.  This Agreement may be executed in two or more counterparts, including by facsimile transmission, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

12.9         Schedules and Annexes.  The Schedules and Annexes are a part of this Agreement as if fully set forth herein.  All references herein to articles, sections, paragraphs, Schedules and Annexes shall be deemed references to such parts of this Agreement, unless the context shall otherwise require.  Any disclosure made by a party in the Schedules with reference to any section or schedule of this Agreement shall be deemed to be a disclosure with respect to all other sections or schedules to the extent the applicability of such disclosure to such other sections or schedules is reasonably apparent.  Certain information set forth in the Schedules is included solely for informational purposes and may not be required to be disclosed pursuant to this Agreement.  The disclosure of any information shall not be deemed to constitute an acknowledgment that such information is required to be disclosed in connection with the representations and warranties made in this Agreement, nor shall such information be deemed to establish a standard of materiality.

12.10       Construction.

(a)           Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms “hereof,” “herein,” “hereby” and derivative or similar words refer to this entire Agreement; (iv) the terms “Article” or “Section” refer to the specified Article or Section of this Agreement; (v) the word “including” shall mean “including, without limitation” and (vi) the word “or” shall be disjunctive but not exclusive.

(b)           References to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto.

(c)           References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statute or regulation.

(d)           The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.

(e)           Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified.

(f)            All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP; provided, however, that to the extent that a definition of a term in this Agreement is inconsistent with the meaning of such term under GAAP, the definition set forth in this Agreement shall control.

(g)           Any reference to “Dollars” or “$” shall refer to U.S. Dollars.

12.11       Entire Agreement.  This Agreement (together with the Schedules and Annexes to this Agreement) and the other Transaction Documents constitute the entire agreement among the parties and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the parties hereto or any of their respective Subsidiaries relating to the transactions contemplated hereby (including that certain Confidentiality Agreement dated as of February 15, 2006 between Acquiror and the Company  (the “Confidentiality Agreement”)).  No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the transactions contemplated by this Agreement exist between the parties except as expressly set forth in this Agreement and the other Transaction Documents.

12.12       Amendments.  This Agreement may be amended or modified in whole or in part, only by a duly authorized agreement in writing executed by the parties hereto which makes reference to this Agreement.

12.13       Publicity.  All press releases or other public communications of any nature whatsoever relating to the transactions contemplated by this Agreement, and the method of the release for publication thereof, shall be subject to the prior mutual approval of Acquiror and the Company which approval shall not be unreasonably withheld by any party.  For purposes of this Agreement, internal, non-pubic disclosures to fund investors and general or limited partners of Apollo (the “Apollo Investors”) shall not be deemed a public disclosure and shall not be subject to the provisions of this Section 12.13, so long as the Apollo Investors are subject to confidentiality obligations to Apollo.

12.14       Severability.  If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement shall remain in full force and effect.  The parties further agree that if any provision contained herein is, to any extent, held invalid or unenforceable in any respect under the laws governing this Agreement, they shall take any actions necessary to render the remaining provisions of this Agreement valid and enforceable to the fullest extent permitted by law and, to the extent necessary, shall amend or otherwise modify this Agreement to replace any provision contained herein that is held invalid or unenforceable with a valid and enforceable provision giving effect to the intent of the parties.

12.15       Jurisdiction; Waiver of Jury Trial.  Any Action arising out of or relating to this Agreement or the transactions contemplated hereby may be brought in the Supreme Court of the State of New York in New York County, or, if it has or can acquire jurisdiction, in the United States District Court for the Southern District of New York, and each of the parties irrevocably submits to the exclusive jurisdiction of each such court in any such Action, waives any objection it may now or hereafter have to venue or to convenience of forum, agrees that all claims in respect of the Action shall be heard and determined only in any such court, and agrees not to bring any Action arising out of or relating to this Agreement or the transactions contemplated hereby in any other court. Each party hereto further agrees that service of any process, summons, notice or document by U.S. registered mail to such party’s address set forth in Section 12.3 above shall be effective service of process for any Action with respect to any matters to which it has submitted to jurisdiction in this Section 12.15 or otherwise.  EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION

RELATED TO OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

12.16       Withholding.  For amounts payable pursuant to this Agreement for which withholding is required under applicable law, the payor of such amount shall withhold the amount required, and pay such amount to the applicable Governmental Authority, and such withheld amount shall be considered to have been paid for all purposes under this Agreement.

IN WITNESS WHEREOF the parties have hereunto caused this Agreement to be duly executed as of the date first above written.

CHASE ACQUISITION I, INC.

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	President

CHASE MERGER SUB, INC.

By:	/s/ Michael D. Weiner
Name:	Michael D. Weiner
Title:	President

RBS GLOBAL, INC.

By:	/s/ Robert A. Hitt
Name:	Robert A. Hitt
Title:	President and Chief Executive Officer

TC GROUP, L.L.C., solely in its capacity as the initial Holder Representative hereunder
By: TCG HOLDINGS, L.L.C.
Its: Managing Member

By:	/s/ Bruce E. Rosenblum
Name:	Bruce E. Rosenblum
Title:	Managing Director